THE MERGER FUND VL

Dear Fellow Shareholders:

The Merger Fund VL returned 1.14% during the first quarter, our 24th gain in the 31 quarters since inception. Equity markets continued their torrid pace in Q1, with the S&P 500 tacking on an astonishing 12.6% after its unusually strong 11.8% fourth quarter gain, and the MSCI World Index followed suit with a three-month 11.7% snapback from last year's difficulties. Once again, our performance was accomplished with one-fifth the "risk" (volatility) of the S&P and one-sixth the volatility of the MSCI World Index.[1] Our lack of equity-market correlation is reflected in the Fund's 0.14 beta measurement versus the S&P 500.

Whether the stock market "streak for cash" can continue is anybody's guess, but there appears to be continuing pockets of economic weakness throughout Europe as well as in various regions of the United States. As observed in our prior letter, neither European sovereign debt problems nor U.S. fiscal policy issues have been resolved, and therefore economic visibility remains obscured. Congressional activity tends to grind to a halt in the months preceding an election, so the uncertainty is likely to continue. Despite this, we stubbornly expect deal activity to ramp up in the near future, as the precursors which we have discussed in past letters, which are typical of a merger wave, remain in place.

Investment banks as well as the press have expressed the same views. Goldman Sachs recently published an Equity Research piece entitled "M&A: A Resurgence on the Horizon," positing that a "Perfect Storm" of high cash balances, improving confidence, low rates and slowing top-line growth augurs an uptick in M&A activity in 2012.[2]

			Average Annualized Total Return as of 3/31/2012				
	YTD	3-month	1-year	3-year	5-year	10-year	Since Inception*
The Merger Fund VL	0.28%	1.14%	1.14%	-0.93%	4.83%	4.29%	6.61%
S&P 500	12.58%	12.58%	8.53%	23.42%	2.01%	4.12%	9.31%
Barclays Agg. Bond Index	0.31%	0.31%	7.73%	6.85%	6.26%	5.80%	7.24%
MSCI The World Index	11.72%	11.72%	1.14%	20.90%	-0.13%	5.27%	6.47%

* Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund, through March 2012.Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

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[1] Three-year trailing standard deviation for The Merger Fund VL was 3.43% versus 16.23% for the S&P and 18.23%. for the MSCI World Index.
[2] *Goldman Sachs Tactical Research, 3/*23/12, "M&A: A Resurgence on the Horizon".

In the note, Goldman pointed out that private equity deal-makers are sitting on a cash pile of approximately $360 billion dollars, and the Financial Times noted in a recent article that corporation's worldwide hold an estimated $4.2 TRILLION dollars.[3] The same FT article mentioned that cash as a percentage of short-term liabilities on corporate balance sheets is at its highest since 1955, and it continued on to quote Henrik Aslaksen, Deutsche Bank's head of M&A as saying "The combination of strong balance sheets and slow organic growth should lead to an increase in M&A – the only question is when..."[4]   The view in Europe is similar, with James Hartop, UBS's co-head of investment banking asserting "M&A is an attractive option to catalyze growth for many companies that have strong balance sheets and otherwise face a sluggish outlook across Europe." [5]

We were invested in 91 positions during the quarter and experienced no broken deals, consistent with our historic deal-selection success rate of greater than 98%. Eighty of those investments were accretive to our performance while 15 showed negative marks-to-market. We ended the quarter fully invested with 65 investments in the portfolio.

The biggest drag on performance during the period was the residual position in EXCO Resources Inc., a position we are in the process of exiting, which cost 43 basis points. The second largest loser, which deducted 19 basis points, was our macro hedge, due to the S&P 500 index spike of more than 12% in the quarter.

Our biggest winner for the second quarter in a row involved the seemingly endless saga of Dollar Thrifty Automotive Group ("DTG"), with a 24 basis point contribution to performance. It appears that FTC approval of Hertz's bid will beat out Godot's appearance in a close race, as the press is reporting that final conditions for approval have been given to Hertz. If true, this would set the stage for a negotiated agreement at a higher price than its prior unsolicited bid, currently worth $71.11 per DTG share. DTG has continued to report increased earnings growth, as reflected in its trading price of $81.93 on April 27. Hertz is well aware of DTG's fundamentals and continues its quest for regulatory approval, hopefully followed by an agreed-upon transaction.

Other contributors in the quarter included pharmacy benefit manager Medco Health Services, which finally received FTC approval to be purchased by Express Scripts Inc. (+24 bps); Synthes Inc., the Swiss firm being bought by Johnson & Johnson (+14 bps); Goodrich Corporation, being acquired by United Technologies Inc. (+10 bps); and Motorola Mobility Holdings, Inc., the handset maker that Google is in the process of purchasing (+9 bps).

Although deal activity was slow by historical standards, there was enough worldwide action for us to deploy capital in 30 new positions, four of which were structured as fixed income investments due to their superior risk-reward profile. Situations of note include the initially hostile acquisition of TNT Express N.V. of the Netherlands by the U.S.'s United Parcel Service Inc.; the agreed-upon purchase of Neo-Materials of Canada by Molycorp Inc. of the U.S; and Australia's Austar Television merger with Foxtel Broadcasting. The tension was in the air as the European Glencore International Plc announced the two-for-one purchases of Viterra Inc., a $6 billion Canadian mining and agricultural supply company and an even bigger plum - the $58 billion mining giant Xstrata Plc, of which it already owned 34%.

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[3] *Financial Times*, 2/29/12, "Harder to Slot Together".
[4] ID.
[5] ID.

Significantly, this quarter we made our first purchase of a Chinese target company. Having spent the past three years studying Chinese merger transactions and the workings of their anti-trust regulator, the Ministry of Commerce (MOFCOM), we finally became comfortable enough to invest in the Chinese Internet company Todou Holdings Ltd. via its American Depository Receipts. Todou is being acquired by another Chinese Internet company named Youku Inc. in a stock-for-stock deal.   We felt comfortable investing in this transaction for a variety of reasons:

- There is a strategic rationale for the transaction and the complementary nature of the companies' internet video platforms and products is compelling

- U.S. antitrust approval is not required, and more importantly, neither is MOFCOM approval. That is significant, because even though this particular deal contemplates the purchase of a Chinese company by another Chinese company, MOFCOM approvals are notoriously difficult to handicap from a timing as well as outcome perspective

- The merger agreement was made available and we became comfortable with the commitment of the parties to the transaction and the legal framework, for reasons such as:
  - The break-up fee is large ($100mm)
  - New York law will govern the transaction
  - The Material Adverse Change provision excludes some events which could occasionally interfere with transaction completion
  - The termination date extends out until the end of the summer, which gives the parties plenty of time to complete the merger, and
  - Finally, the acquiring party is entitled to specific performance of the contract, meaning that they have agreed that money damages would not be sufficient to remedy a breach, so that Youku can legally force Tudou to complete the transaction if all the conditions to the contract are met.

Accordingly, we are hopeful that our significant and unique investment in Chinese counsel, consultants and local knowledge has begun to pay off and that this will be the first of many such successful Asian investments.

Global Outlook

Portfolio-wise, we added positions in the U.S., Japan, Canada, The Netherlands, United Kingdom and Australia during the quarter. Although first quarter global deal volume was down by 26% year-over-year to $441 billion, activity was spread nicely throughout the world. Cross-border activity accounted for over 51% of M&A volume during the period, slightly lower than the same period in 2011. Healthcare, energy and materials were the most active sectors in terms of deal value.

- M&A activity in the Americas accounted for 44% of global deal volume in Q1, followed by EMEA with 34% and APAC with 23%. The U.S. alone accounted for 31% of the Americas' 44% total volume.

- Private equity transactions accounted for $53 billion in global activity this quarter, accounting for 12% of all deal activity. This aggregate value was down 40% compared to the volume in Q1 2011.[6]

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[6] Bloomberg Global Financial Advisory Mergers & Acquisitions Rankings Q1 2012.

The slowdown in deal activity is counter-intuitive given that the conditions for transactions have improved markedly. In fact, the recent rally in equity prices appears to have narrowed the value gap between buyers and sellers, and buyers have become emboldened to move forward with offers. As noted in prior letters, hostile approaches are often viewed as a leading indicator of an M&A rebound. UPS's transaction with TNT Express began as an unsolicited bear hug in February, which brought TNT to the bargaining table and then resolved itself into an agreed deal when UPS raised its bid from 9 EUR to 9.5 EUR. Current unsolicited offers include GlaxoSmithKline's $2.6 billion offer for Human Genome Sciences, Martin Marietta's $5 billion bid for Vulcan Materials, Westlake Chemical's hostile $1.2 billion offer to buy Georgia Gulf Corporation, Coty's $6 billion bid for Avon Products, Genomma Lab Internacional's $900 million offer for Prestige Brands and Carl Icahn's $2.7 billion hostile tender offer for CVR Energy. Mr. Icahn's offer, although not yet accepted by shareholders, is an example of the pressure that can be brought to bear on companies by publicly announcing a fully funded tender offer. CVR engaged Icahn in discussions wherein he agreed to take the company to market during a two month "go-shop" period and share any additional proceeds with existing shareholders if he were successful in selling the company for a higher price. As a result, CVR redeemed its poison pill and allowed the tender offer to proceed, subject to 90% shareholder participation. The tender is set to expire on May 4, 2012. A recent hostile bid ended unsuccessfully when Roche Holding AG dropped its $6.8 billion bid for San Diego- based Illumina Inc. Roche apparently thought Illumina was "ripe for the picking," but its initial $44.50 bid did not bring Illumina to the bargaining table. Likewise, its subsequent $51 tender did not garner support from Illumina or its shareholders, and thus after the tender's expiration Roche walked away. Additionally, the Dollar Thrifty/Hertz situation would still be characterized as an unsolicited bid, with the pressure building for a negotiated transaction.

Another active area of corporate reorganizations involves spin-offs and divestitures. The global value of corporate spin-offs is set to rise to $375 billion in 2012, up 92% from 2011.[7] The potential unlocking of value from these transactions could create opportunities for the fund to realize low-volatility, low-risk rates of return. As we write, companies such as Abbott Labs, Pfizer, ConocoPhillips, Sara Lee, Liberty Interactive Corp., Barnes & Noble and Kraft Foods have announced significant asset sales or spin-offs.

We are still optimistic about an upturn in merger activity and expect to continue to provide attractive risk-adjusted returns in almost any market environment. It is worth repeating, however, that given the extraordinarily low cost of capital and risk-free rates,[8] it is unrealistic to expect double-digit returns in this environment. High quality deals are currently trading at mid-to-high single digit annual returns; therefore, for the time being this would be the high end of our short-term return target without employing leverage or unhealthy concentration.

Our Company

Given our emphasis on compliance and risk management, we employ outside consultants to work with our CCO to monitor and help manage counterparty exposure and risk. We mentioned previously that regulatory authorities and sophisticated investors require institutional-quality infrastructure, compliance and reporting. Consistent with the growth of our business, we continue to upgrade all of these processes.

As previously announced, quarterly statistical summaries will be provided within two weeks from the end of the quarter. They are available electronically over the Internet, or upon request we would be happy to arrange for an automatic email of this summary when it becomes available. We will also endeavor to

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[7] *Financial Times*, 3/28/12, "Deal Cash on Tap- But Will it Flow?"
[8] Six months Treasury Bills, slightly longer than the typical merger transaction takes to close, currently yield only 0.14% per annum.

provide the quarterly shareholder letter as well as post it on the Internet approximately one month after the end of each quarter.

Thanks again for your support and please feel free to contact us with any questions or comments. We hope you have an enjoyable spring and summer.

Sincerely,

Roy Behren   Mike Shannon

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. A principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. References to other mutual funds do not construe an offer of those securities.

The Merger Fund VL is available through variable products offered by third-party insurance companies. The views expressed are as of May 1, 2012 and are a general guide to the views of Westchester Capital Management. The views expressed are those of the fund manager, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Mr. Behren and Mr. Shannon assumed portfolio management duties of The Merger Fund VL in 2006.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959 or contact your financial advisor. Please read it carefully before investing.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. The indices are unmanaged and not available for direct investment. **EMEA** is the abbreviation for Europe, Middle East and Africa; **APAC** is the abbreviation for Asia Pacific. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 are less volatile than the market; **a basis point** (often denoted as bp) is a unit equal to 1/100 of a percentage point. The relationship between percentage changes and basis points can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point.

The SEC does not endorse, indemnify, approve nor disapprove of any security.

This is not an offer or solicitation for the purchase of sale of any security and should not be considered as such.

THE MERGER FUND VL

Dear Fellow Shareholders:

The Merger Fund VL lost 0.95% during the second quarter, bringing our year-to-date performance through June 30th to 0.19% (although as we publish this on August 3rd, the Fund has returned 0.77% for the year).

The equity markets' six-month 24% climb from Q4 of 2011 through the end of Q1 2012 paused as the S&P 500 gave back 2.75% during the quarter, and the MSCI World Index was in the red by 4.86%. Once again, the Fund exhibited low volatility, roughly one-sixth the "risk" (volatility) of the S&P and one-seventh the volatility of the MSCI World Index.[1]   The Fund's beta correlation vs. both indices remained at approximately 0.15. The Barclays Aggregate Bond Index was up 2.06% for the quarter, reflecting investors' focus on income in a declining-rate environment, with a standard deviation (volatility) again marginally *greater* than that of The Merger Fund VL. The HFRX Merger Arbitrage Index, composed of our merger arbitrage hedge fund peers, lost 0.70% for the quarter and has gained 1.00% year-to-date.

	Average Annualized Total Return as of 6/30/2012						
	YTD	**3-month**	**1-year**	**3-year**	**5-year**	**10-year**	**Since Inception***
The Merger Fund VL	0.19%	-0.95%	-2.39%	3.61%	3.54%	-	6.21%
S&P 500	9.49%	-2.75%	5.45%	16.40%	0.22%	5.33%	9.07%
Barclays Agg. Bond Index	2.37%	2.06%	7.48%	6.95%	6.80%	5.64%	7.25%
MSCI The World Index	6.29%	-4.86%	-4.42%	11.58%	-2.40%	5.74%	6.17%
HFRX Merger Arbitrage Index	1.00%	-0.70%	-2.18%	2.87%	3.02%	4.39%	-

*Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund, through March 2012. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, assumed portfolio management duties of the Fund in 2006. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

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[1] Three-year trailing standard deviation for The Merger Fund VL was 3.55% versus 16.11% for the S&P and 17.80% for the MSCI World Index.

In the Land of the Blind, the One-Eyed Man is Royal

Although we managed to dodge much of the downturn, this was not true for mutual funds in general. In fact, only 6.5% of domestic equity mutual funds posted positive returns in the second quarter,[2] during what Mohammed El-Arian, CEO & co-CIO of PIMCO, described on CNBC as a "synchronized global economic slowdown." This problem, a lingering effect of the 2008 financial crisis which was caused by excessive debt, is being attacked at the global and national level by attempting to induce growth via lower interest rates. The resulting economic growth should facilitate the de-leveraging process. Accordingly, bond yields have continued to grind lower. Fortunately for borrowers and those invested in fixed-income instruments, the decline in rates has provided economic benefits, which may or may not be temporary. On the other hand, absolute-return opportunities are providing lower rates of return than in past higher interest-rate environments. For example, high-quality arbitrage spreads on announced merger transactions offer mid-single digit returns whereas 3 Month LIBOR is currently at 0.45%. This is an attractive yield pickup, or spread over LIBOR, particularly in a low-inflation and volatile environment such as the present, but it is psychologically difficult to be satisfied with this temporary new reality.

A Rocky Period

We are pleased with our efforts to preserve investor capital during these uncertain and often unpredictable market conditions. The S&P 500's 6.3% drop in May, in addition to being the worst monthly drop since last September, was its third consecutive down May. Long-only equity funds saw redemptions in every week in Q2 of 2012, the longest streak since December 2008. For the quarter, $28 billion was redeemed from long-only equity funds versus $54 billion in inflows to bond funds, the widest quarterly differential since Q1 of 2008, increasing fears of a potential "bond bubble." In light of the twin potential hazards of increasing interest rates and economic uncertainty, it is a cardinal requirement that we balance portfolio risk with potential reward. The Barclays Aggregate Bond Index, for example, has an average effective duration of approximately 5 years. If interest rates were to rise one percent in a year, the price of the underlying bonds in the index would be expected to decline by *500 basis points![3]* The Merger Fund VL, which one could liken to a laddered portfolio of short-duration investments, has historically not been harmed by increases in interest rates. We believe we would still profit in an increasing interest rate environment as long as the deals that we invest in are successfully completed. In fact, the ray of light is that arbitrage spreads would be wider in such an environment, offering the potential for higher annualized rates of return.

The Ancient Mariner

Like the mariner who shot the albatross which was responsible for the wind powering his boat, corporations across the world are stuck with long-term penalties from their debt-fueled binge of 2008. Companies are not only having difficulty growing their revenues and profit margins organically, they are having difficulty gaining enough economic visibility to commit to substantial numbers of corporate transactions. We reiterate that the key elements of a significant pickup in merger activity remain in place: massive cash on corporate balance sheets, record low interest rates and a cooperating stock market. The only remaining components are confidence and the ability to project performance.

Global M&A activity in the Q2 2012 was approximately $505 billion, representing a 29.8% decrease from Q2 2011.[4] Goldman Sachs posits that over €600 billion of pent up M&A activity has been created during

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[2] Bloomberg Data. For funds greater than $1billion, only 3% recorded gains for the quarter.
[3] *NY Times*, Sunday 7/8/12, "Tiny Yields Pose New Risks for Bond Funds"
[4] Bloomberg Global Financial Advisory Mergers & Acquisitions Rankings Q2 2012

that it calls the "investment hiatus since the financial crisis."[5] Companies have not been idly waiting for angel investors to boost their prospects—they have deployed cash via capital expenses and have de-levered, with the average net debt/EBITDA coverage (ex-financials) now close to 1x, the lowest level in over a decade. Goldman foresees that corporate cash balances, *after* the projected acquisitions and significant capital spending, could total approximately €1,400 billion, available for dividends, buybacks and a cash buffer on balance sheets. They (and we) believe that strategic, synergistic transactions should be driven by industrial logic as visibility and macro conditions improve and corporations seek the next source of their growth. An interesting point that we yankees at The Merger Fund VL have often made is echoed by the European writers at Goldman:

> Given that the barriers to organic growth often involve a lack of local expertise or distribution networks, it is no surprise that acquisitions are increasingly cross-border, with the proportion of acquisitions made by European companies into BRICs increasing from 1% to 9% last year. Similarly, the proportion of acquisitions by BRICs companies into Europe and America picked up from 2% to 14% over the same period.[6]

Similarly, China, the largest Asian tiger, has seen its private companies and GSEs scoop up businesses across Europe, the US and most recently, Canada. On July 23, the Chinese National Oil Company CNOOC announced the $15 billion purchase of Nexen Inc., a Canadian oil company with assets spread across the globe.

Pirates Everywhere

Notably, hostile approaches have begun to ramp up as brave companies look to take advantage of depressed targets and deploy excess cash. Hostile activity has historically preceded increases in M&A. Year-to-date, worldwide hostile mergers and acquisitions have jumped 86% from the same period last year and are at their highest level since the end of the last M&A boom in 2008.[7] Chris Young, head of contested situations at Credit Suisse, concurs: "To the extent we are seeing more hostile activity, it may prove to be a precursor to a rise in M&A activity in general, as most practitioners believe that a lack of confidence in the boardroom is the most significant impediment to dealmaking."[8]

Moreover, "the longer these conditions persist with a core group of large companies in very strong positions strategically and financially, along with smaller companies trading at values seemingly dislocated from fundamental value, you will probably see continued hostile activity," opines Gregg Lamkau, head of international M&A for Goldman Sachs.[9]

Examples of such situations are Coty's unsuccessful bid for US cosmetics company Avon Products, Roche's unsuccessful bid for genome-sequencing company Illumina (which we visited in San Diego and met with management as part of our due diligence process) and the acquisition of drug developer Human Genome Sciences, the big marlin that GlaxoSmithKline successfully reeled in with an increased offer three months after its initial unsolicited bid.

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[5] *Goldman Sachs Tactical Research,* 4/20/12, "Spending the way to growth- part 2: M&A"
[6] Ibid.
[7] *Financial Times*, 6/3/12, "Hostile Takeover Bids Jump"
[8] Ibid.
[9] Ibid.

Box Score

We were invested in 95 positions during the quarter and experienced two broken deals, consistent with our historic deal-selection success rate of approximately 98%. Twenty-five of those positions produced negative marks-to-market. We ended the quarter with 74 investments in the portfolio and 6% in cash.

The "broken deals" for the quarter cost the fund 106 basis points combined: the acquisition of The Pep Boys by The Gores Group which was terminated on May 30 due to the material deterioration of The Pep Boys' business results during the quarter (0.96 bps); while technically not a terminated transaction, the decision by Roche not to pursue its hostile acquisition of Illumina (18 bps); and the failure of Telus Corp. of Canada to complete the collapse of its dual share class structure largely due to the purchase of a $2 billion activist stake accumulated by hedge fund Mason Capital[10] (no material loss because the spread has not significantly widened out).

An additional drag on performance during the period was the -0.46% attribution from Xstrata plc, the $58 billion mining giant being acquired by Glencore International plc, which is encountering some shareholder opposition to the merger consideration. The second largest swing and miss, which deducted 22basis points, was the new (and now exited) investment in Rhoen Klinikum AG, a nursing home operator which had signed an agreement to be acquired by Fresenius SE & Co. AG. Unfortunately, an industry competitor acquired a blocking position two days before the tender offer was due to expire and the transaction was terminated on July 2. Interestingly, three additional competitors have acquired strategic stakes in the past month, yet Fresenius still claims to be committed to completing an acquisition. Given that there is no longer a merger agreement and that our odds of a transaction have dropped below 30%, we have exited the position. It is unclear to us who is on which team, so we are in the dugout awaiting further developments.

Another situation involved the bidding war for British Oil and Gas exploration company Cove Energy plc between Royal Dutch Shell plc of the Netherlands and PTT Exploration and Production Public Company Ltd. of Thailand ("PTTEP"), one of the four Asian tiger cubs.[11] Reflecting the strategic importance of natural resources throughout the globe, Cove attracted the interest of buyers due to its strong presence in Kenya, Tanzania and Mozambique. Also rumored, and later confirmed as a potential bidder was a consortium of Indian public sector energy companies. Ultimately, PTTEP outbid Shell's agreed-upon price of 195 pence per share with the home-run price of 220 pence per share, which Shell had the opportunity to top but decided not to. The Fund's research on this particular deal included contact with Mozambique counsel, who opined on the approval of the Mozambique Minister of Mineral Resources and tax authorities.

Our biggest winner for the quarter, the Fund's investment in El Paso Corporation, which was successfully acquired by Kinder Morgan, Inc., added 0.33%, while the completion of the Motorola Mobility Holdings' purchase by Google tacked on 13 basis points after Google successfully received Chinese Ministry of Commerce approval.

As a side note, we have begun re-reading War and Peace while waiting for resolution of the Dollar Thrifty Automotive Group ("DTG") situation. Once again, it appears that the FTC has set the final conditions and

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[10] This arrangement has been referred to as an "empty voting" structure due to the construction of a hedged position which allows the owner to vote the block of shares without incurring any economic risk. It has been criticized roundly by the company as well as the Canadian press (see *Toronto Globe and Mail*, 5/10/12, "Telus won't concede defeat on plan to consolidate shares").

[11] The term Tiger Cub Economies refers to the economies of Indonesia, Malaysia, the Philippines, and Thailand.

divestiture requirements for Hertz's potential acquisition. As this story has played out, the rental car industry's fundamentals have continued to improve and the strategic rationale for the combination remains in place. We are hopeful that the next step will be an agreed-upon transaction at a premium to Hertz's prior bid, currently worth approximately $70 per share. It is unclear whether Avis Budget Group, Inc., which had bid previously, is lying in the brush like a diamondback rattlesnake, waiting for the opportunity to snare DTG before Hertz has the opportunity to act.

We invested in 31 new situations during the quarter, in a variety of industries, transaction structures and foreign locales. We invested in private equity takeovers, such as Collective Brands' purchase by a consortium led by Worldwide Wolverine Group; Abovenet, Inc. by Centerbridge Partners; and Knology, Inc. by Avista Capital Partners. Large strategic deals we invested in include Ariba Inc.'s acquisition by the German SAP AG; Cooper Industries plc's purchase by Eaton Corp.; and French GDF Suez's buy-in of International Power plc. Likewise, Yamana Gold Inc. struck gold with its purchase of Canadian Extorre Gold Mines Ltd.; and Malaysia's Petroliam Nasional Bhd bid for the Canadian E&P company Progress Energy Resources Corp. Additionally, we have now invested in "the most interesting deal in the world". We don't usually invest in Mexican brewers, but when we do, we prefer Grupo Modelo, S.A. de CV, the $17.8 billion beer conglomerate, which will have a new padre named Anheuser-Busch InBev NV when its cash offer is completed.

Notable corporate restructurings include Alibaba.com's self-tender for its publicly traded shares; Corrections Corp. of America's intended conversion to a REIT structure; Pfizer Inc.'s $12 billion sale of its nutrition subsidiary to Nestle SA; and Molson Coors Brewing Co.'s highly accretive $3.7 billion purchase of European brewer Starbev LP to name a few.

Transformational spin-off situations have accelerated. They include Kraft Inc.'s plan to pull apart the Oreo cookie by splitting into separate grocery and snack businesses by the end of this year; Liberty Interactive's planned spin-off of its Liberty Ventures business; Tyco's spin-off of its metropolitan businesses, ADT North American Residential Security and Pentair; Abbot Labs plan to spin off its research pharmaceutical unit; News Corp.'s spin-off to shareholders of its publishing assets; and the now-completed spin-off of Sara Lee's DE Master Blenders international coffee and tea business. Several planned but not finalized spins include BP plc's release of its refining and marketing unit (as several other integrated oil companies have done recently); Computer Sciences' listing of its government services business; Comverse Technology's unlocking of value from its Verint subsidiary; Liberty Media's consolidation of Sirius Satellite Radio; PepsiCo's attempt to strike a more athletic posture by potentially spinning off Frito Lay; and Pfizer's recently announced plan to IPO its large animal health unit, just to name a few. Finally, Barnes & Noble announced that it was considering IPO'ing its popular NOOK electronic book unit.

Additionally, activist investors have turned up the volume at their target investments, advocating for value-creating spin-offs: Trian Management, run by Nelson Peltz, announced a 7% stake in Ingersoll Rand; Bill Ackman's Pershing Square has installed a new slate of directors at Canadian Pacific Railway; and Elliott Management filed a 6.5% stake in BMC software and has been pushing for a sale. The McGraw-Hill Companies, Inc. is further along, having announced a split-up, including the distribution of its education business, after activist Jana Partners publicly applied pressure.

The global value of corporate spin-offs has risen markedly over the past several years. As we have discussed, the potential unlocking of value from these transactions could create opportunities for the Fund to realize low-volatility, low-risk rates of return.

Our Company

In our effort to minimize business risk and promote the safety of shareholder assets, we continue to improve and refine our compliance and risk management policies. We employ outside expertise to help us gauge and manage counterparty exposure and risk. We also regularly hold risk management meetings to try to identify potential stress points within and outside the portfolio. Additionally, we may utilize broad market hedges to help mitigate significant market disruptions.

As previously announced, quarterly statistical summaries will be provided within two weeks after the end of the quarter. They are available electronically and upon request we would be happy to arrange for an automatic email when it becomes available. We will also endeavor to provide the quarterly shareholder letter as well as post it on the Internet approximately one month after the end of each quarter.

Thanks again for your support and please feel free to contact us with any questions or comments. Please enjoy the remainder of the summer.

Sincerely,

Roy Behren   Mike Shannon

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959 or contact your financial advisor. Please read it carefully before investing.

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may increase the transaction costs to the Fund, which could impact the Fund's performance. The purpose of the short sale is to protect against a decline in the market value of the acquiring company's shares prior to the acquisition completion. However, should the acquisition be called off or otherwise not completed, the Fund may realize losses on both its long position in the target company's shares and it short position in the acquirer's shares.

References to other mutual funds do not construe an offer of those securities.

The Merger Fund VL is available through variable products offered by third-party insurance companies. The views expressed are as of August 1, 2012 and are a general guide to the views of Westchester Capital Management. The views expressed are those of the fund manager, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Mr. Behren and Mr. Shannon assumed portfolio management duties of The Merger Fund VL in 2006.

The views expressed are as of August 3, 2012 and are a general guide to the views of Westchester Capital Management. The views expressed are those of the fund manager, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies. The indices are unmanaged and not available for direct investment. HFRX Indices are investable indices designed to be representative of the overall composition of the hedge fund industry. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. **The HFRX Merger Arbitrage Index** is comprised of strategies which employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently engaged in a corporate transaction. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **A basis point** (often denoted as bp) is a unit equal to 1/100 of a percentage point. The relationship between percentage changes and basis points can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **EBITA** is an acronym that refers to a company's earnings before the deduction of interest, taxes, depreciation, and amortization expenses; **BRIC** is a grouping acronym that refers to the countries of Brazil, Russia, India and China, which are all deemed to be at a similar stage of newly advanced economic development; **GSE** is an acronym for government-sponsored enterprise; **FTC** stands for Federal Trade Commission is an independent agency of the United States government, established in 1914 by the Federal Trade Commission Act, whose principal mission is the promotion of consumer protection and the elimination and prevention of anti-competitive business practices. **Duration** is a commonly used measure of the potential volatility of the price of a debt security, or the aggregate market value of a portfolio of debt securities, prior to maturity. Securities with a longer duration generally have more volatile prices than securities of comparable quality with a shorter duration.

This is not an offer or solicitation for the purchase or sale of any security and should not be construed as such.

The SEC does not endorse, indemnify, approve nor disapprove of any security.

THE MERGER FUND VL

Dear Fellow Shareholders:

We hope that those affected by hurricane Sandy have navigated safely and that your lives are returning to normal. The Merger Fund VL gained 1.05% during the third quarter ending September 30, 2012, bringing our year-to-date performance through the end of Q3 to 1.25%.

Despite continued worldwide economic and political uncertainty, equity markets resumed their upward climb. The S&P 500 notched a 6.35% gain for the third quarter, bringing its year-to-date performance to 16.44%, and the MSCI World Index tacked on 6.83%, bringing its tally to 13.56% through September. In fact, the tech-heavy NASDAQ touched an 11-year high in late September. As in the past, the Fund exhibited roughly one-fourth the "risk" (volatility) of the S&P and one-fifth the volatility of the MSCI World Index.[1] The Fund's beta correlation vs. both indices remained at 0.15. The Barclays Aggregate Bond Index was up 1.59% for the quarter with a standard deviation (volatility) of 2.70%, reflecting investors' continued focus on income in a historic low-rate environment. The HFR Merger Arbitrage index, composed of our merger arbitrage hedge fund peers, lost 0.31% for the quarter and has gained 0.68% year-to-date, with a standard deviation of 2.99%.

An investor friend of ours observed that although global equity markets have advanced this year, most event-oriented long/short managers have underperformed; and in fact, since the beginning of 2011, hedge funds as an asset class have materially underperformed long only funds "for the first time in maybe…forever."

Hurry Up and Wait

As we have pointed out in the past, the foundation for a revival in deal activity is still in place. Corporate balance sheets continue to pile up unprecedented levels of cash, interest rates have remained low, and profitability, curiously, has not kept pace with the stock market's sanguine assessment of corporate health (thus the need to grow via acquisitions). Private equity (PE) "dry powder" has now reached *$1 trillion*! $200 billion from funds raised in 2007 and 2008 alone needs to be deployed or must be returned to investors.[2] The Financial Times recently observed that the value of assets managed world-wide by the private equity industry has now reached $3 trillion. That is bigger than most countries' Gross Domestic Product (GDP). Not to beat a dead horse, but we believe these factors could soon, as they have historically, drive deal activity levels higher. Unfortunately for dealmakers and those who invest in mergers, for the time being the current level of uncertainty has dampened activity. Global merger & acquisition (M&A) activity in the third quarter was 19.2% lower than that of Q3 2011.[3] The most pronounced slowdown occurred in Europe, where there were $126.5 billion worth of merger transactions, the slowest quarter since Q2 of 2004, which saw $109.9 billion in transactions, according to Dealogic. Acquisitions of European targets accounted for 21% of global activity, the lowest share since 2010. Fortunately, we experienced a pickup in October, with $94 billion in announced European activity. Acquisitions by Chinese entities picked up as well, accounting for $50 billion, or roughly 11% of worldwide deal volume, including China's CNOOC Ltd.'s $17.5 billion announced purchase of Nexen Inc. of Canada.

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[1] Three-year trailing standard deviation for The Merger Fund VL was 3.54% versus 15.58% for the S&P and 17.11% for the MSCI World Index.
[2] *NY Times*, Tuesday October 2, 2012 "More Money Than They Know What to Do With"
[3] Bloomberg Global Financial Advisory Mergers & Acquisitions Rankings Q3 2012

Japan, however, has been the big surprise this year, with $75 billion of worldwide acquisition activity. Japanese non-financial companies held more than $2.6 trillion of cash and deposits at the end of June, according to a Reuters account.[4] The exclamation point on this activity was Softbank's $20 billion bid for Sprint Nextel Corp., an offer that Sprint found too good to hang up on. If the Sprint deal is completed, activity would total $75 billion, a record for Japanese-related transactions.

We suspect that capital expenditures of all kinds, including M&A, have been deferred because people are nervous or uncertain about tax policy, broader economic activity and microeconomic issues. Customers may hold off on purchases, causing suppliers to cut back production and perhaps hiring as well. The lack of visibility is having significant effects, and Federal Reserve Bank policies are trying to address those effects and encourage spending. Sam Zell made the noteworthy point on CNBC on October 2nd that whether we are heading into another recession or not, perception can become reality as deferred transactions and expenditures cause economic activity to slow. One of the goals of QE3, therefore, is to make it unprofitable to keep one's cash in the mattress (or sit unused on corporate balance sheets) and to encourage investing and spending on *anything* to keep the gears of commerce from grinding to a halt. We have seen the pace pick up in October, so we remain optimistic that transaction activity will return to more normal run-rates shortly.

In contrast, it is sometimes appropriate and helpful for investment managers to maintain a cash position, for deployment in market dislocations or other future opportunities. Warren Buffet has his famous elephant gun loaded, as Berkshire Hathaway, with a $200+ billion market capitalization, holds more than $50 billion in cash, waiting for opportunities to surface. In the same vein as Mr. Buffet, The Merger Fund VL ended the quarter with a small cash position, as we try to be opportunistic in our selection of investments rather than acting as an index fund for merger arbitrage transactions. David Rubenstein, founder of the Carlyle Group, has also commented on CNBC that disequilibria such as we are experiencing may create investment opportunities, and as such he expects the $1 trillion in dry PE powder to be put to work in the near future. We believe the greater than 98% completion rate of deals in which we have invested reflects the value that we have added by being selective—a random sampling of deals (a "dartboard portfolio" if you will) would yield a success rate closer to 90%.[5]

A logical next question might be: So, does that mean you guys are knocking the ball out of the park? Well, it depends on one's perspective. On a relative basis, one could credibly interpret a return greater than 20x the cost of capital[6] to be successful given the comparatively low level of risk (standard deviation) that The Merger Fund VL has exhibited. In general, absolute-return opportunities have provided lower nominal rates of return than in past higher interest-rate environments, but in terms of risk-adjusted returns, the performance is par for the course. High-quality arbitrage spreads on announced merger transactions have offered mid-single digit returns, which provide an attractive return pickup, or spread, over relevant risk-free rates. We would point out that in the past, absolute return strategies' rates of return have been positively correlated, so should interest rates turn higher, we would expect this time to be no different.

The potential "bond bubble" discussed in our prior letter has continued to inflate, as equity mutual funds have seen net outflows totaling $52 billion in each month of Q3, while bond funds received $85 billion in net subscriptions. According to ICI data, this $137 billion dollar differential, greater than last quarter, was the widest in nearly a decade.

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[4] *Reuters,* Monday October 15, 2012 "Cashed Up and On a Roll: Japan Inc. on a Record M&A Spree"
[5] Barclays Capital Inc.
[6] Three-month T-Bills currently yield 0.09%, six-month T-Bills offer 0.15% and three month LIBOR sits at 0.31%.

Steady but Slow

We held 99 investments during the quarter and experienced no terminated deals, consistent with our historic deal-selection success rate. Reflecting a 3:1 ratio of winners to losers, 28 of those positions produced negative marks-to-market and 71 were flat to positive. We invested in 28 new situations during the quarter, and as of the end of September we held 70 positions. New situations were concentrated in the US, as 22 of the new positions were local, one was Canadian, two were Australian and three were European.

Winners and losers were dispersed throughout the portfolio, with no single deal accounting for a swing greater than 38 basis points. For the second consecutive quarter, the biggest drag on performance was a European target. That dubious honor belongs to TNT Express NV, the package delivery company, which cost the Fund 0.38%. TNT is in the process of being acquired by US postal giant United Parcel Service (UPS), and last month the parties received a special delivery— a Statement of Objections to the transaction from European Competition (EC) Commissioner Joaquin Alumunia. The transaction has not been terminated, as UPS has indicated that it will take the opportunity to respond to the objections and allay the Commission's concerns. UPS has also reiterated its commitment to completing the deal. The second largest detractor for the quarter was our macro hedge, structured as S&P 500 puts and put spreads, which cost the Fund 11 basis points as the market rose 6.35% during the period.

Our biggest winner for the quarter happened to be our biggest loser last quarter, the $58 billion deal that Glencore International, plc signed to acquire Xstrata plc. Shareholder objections to the merger consideration and concerns over management retention bonuses appear to have been resolved and we await final EC Competition Commission approval and shareholder votes. For the quarter the Fund mined 0.38% from that position.

An additional top gainer during the period was the deal that will apparently never end. It signed a new lease on life and the roller coaster ride continued as Dollar Thrifty Automotive Group ("DTG") finally agreed to be bought by Hertz Global Holdings, Inc. (HTZ) for $87.50 in cash, well above its prior cash-and-stock deal worth approximately $70 per share. As an aside, we held a short position in HTZ in order to hedge our exposure to the stock portion of the prior deal terms. When the cash deal was announced, as is our policy to only be short the consideration which we are scheduled to receive, we covered our HTZ shorts, some with outright purchases and some via selling short-dated in-the-money puts against the short position. We had understood that that the parties would sign an agreement only once the Federal Trade Commission (FTC) had indicated that it would approve actions that HTZ would take to sell its Advantage Rent a Car® subsidiary to a suitable buyer. That actually happened, and we assumed that since HTZ filed the plan in June to sell Advantage and then negotiated the new agreement with DTG in August, that we were in the home stretch and you would never have to read about this transaction in our letters again. As of the date of this note, the transaction will need to extend its "new lease," because it has not yet closed.   Swirling rumors and the media report that the FTC has not, in fact, signed off on the deal and that one or more Commissioners may be in favor of blocking the transaction. Neither company has commented on the speculation, and the stock is trading in the low 70's after initially trading as high as 87.20 when the deal was announced and it was unclear whether Avis was still interested in bidding. The current trading price, assuming that a stand-alone DTG would trade in the mid-60's, implies that there is only a 50% chance that the transaction will close successfully. We think that there is a greater than 50% likelihood that the deal will close, and based upon our estimates, we believe that fair value is well north of $70 per share. We are scratching our heads over the apparent information leaks from the FTC, which contain too much specific information to ignore and have apparently spooked the market. Fortunately, we have exited from approximately 40% of our position at higher levels as calls that we had written against DTG were exercised in September and October.

The level of diversity of our portfolio remains high, as the new positions span a variety of industries, transaction structures and locations. The healthcare industry was most active, as Linde breathed new life into Lincare, an oxygen therapy company; Wellpoint invited Amerigroup, a managed healthcare company, to join its growing network; and Aetna, not to be out done, offered the benefit of a merger to Coventry Healthcare Inc.; a TPG-led consortium swallowed Par Pharmaceuticals, a generic drug manufacturer; and Valeant Pharmaceuticals Inc., enhanced its image by purchasing Medicis Pharmaceutical, a company that focuses on aesthetic medical products.

By far the largest deal of the quarter was CNOOC's bid for Nexen, Inc. of Canada, a $15 billion oil and gas exploration and development company. This transaction bears close scrutiny because it is a high visibility purchase by a Chinese-government controlled company, and it will require approval by US, Canadian and European regulatory authorities.

Other large strategic deals include Dentsu Inc, a Japanese PR firm, advertising its purchase of Aegis Group, of UK and Chicago Bridge & Iron Co. NV, constructing a nice deal for itself with its purchase of The Shaw Group, a $3 billion engineering firm.

Notable corporate restructurings include Navistar, Valero Energy, Dun & Bradstreet, Lamar Advertising and Corrections Corp. of America.

Transformational spin-offs have continued to occur, in some cases prompted by activist investors. The global value of such spin-offs has risen markedly recently as companies continue to look for ways to unlock value for their shareholders in a low-growth environment. As we have discussed, the potential increase in value from these transactions could create opportunities for the Fund to realize low-volatility, low-risk rates of return.

Our Company

Although we have stated this in the past, its importance justifies repeating. We are committed in our efforts to minimize business risk and promote the safety of shareholder assets, so we are continually refining and improving our compliance and risk management policies. We employ outside expertise to help us gauge and manage counterparty exposure and risk. We also regularly hold risk management meetings to try to identify potential stress points within and outside the portfolio. Additionally, we utilize broad market hedges to help mitigate significant market disruptions.

As previously announced, quarterly statistical summaries will be provided within two weeks after the end of the quarter. They are available electronically or, upon request, we would be happy to arrange for an automatic email when it becomes available. We will also endeavor to provide the quarterly shareholder letter approximately one month after the end of each quarter.

Thanks again for your support and please feel free to contact us with any questions or comments. Please stay dry the rest of the season.

Sincerely,

Roy Behren   Mike Shannon

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959 or contact your financial advisor. Please read it carefully before investing.

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may increase the transaction costs to the Fund, which could impact the Fund's performance. The purpose of the short sale is to protect against a decline in the market value of the acquiring company's shares prior to the acquisition completion. However, should the acquisition be called off or otherwise not completed, the Fund may realize losses on both its long position in the target company's shares and it short position in the acquirer's shares.

References to other mutual funds do not construe an offer of those securities.

The Merger Fund VL is available through variable products offered by third-party insurance companies. The views expressed are as of November 1, 2012 and are a general guide to the views of Westchester Capital Management. The views expressed are those of the fund manager, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Mr. Behren and Mr. Shannon assumed portfolio management duties of The Merger Fund VL in 2006.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies. **The NASDAQ Composite Index** is a market capitalization-weighted index that is designed to represent the performance of the National Market System which includes over 5,000 stocks traded only over-the-counter and not on an exchange. The indices are unmanaged and not available for direct investment. HFRX Indices are investable indices designed to be representative of the overall composition of the hedge fund industry. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. **The HFRX Merger Arbitrage Index** is comprised of strategies which employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently engaged in a corporate transaction**. Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **A basis point** (often denoted as bp) is a unit equal to 1/100 of a percentage point. The relationship between percentage changes and basis points can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **Market capitalization** is the market price of an entire company, calculated by multiplying the number of shares outstanding by the price per share; **A correlation coefficient** is a measure of the interdependence of two random variables that ranges in value from -1 to +1, indicating perfect negative correlation at -1, absence of correlation at zero and perfect positive correlation at +1.

THE MERGER FUND VL

Dear Fellow Shareholders:

The fourth quarter ending December 31, 2012 extended our track record of stable, "boring" returns. The Merger Fund VL gained 1.26% during the period, our 26th gain in the 34 quarters since the Fund's inception in 2004, bringing our full-year performance to 2.52%.

Amid continued worldwide economic, political and fiscal uncertainty, equity markets stalled but in general did not reverse their gains accrued during the first three quarters of the year. The S&P 500 lost 0.38% for the quarter, bringing its year-to-date performance down to a still-extraordinary 16.00% (of which Apple alone contributed almost 1.5%), and the MSCI World Index tacked on 2.63%, bringing its yearly tally to 16.54%. The same cannot be said for our hedge-fund or fixed-income comrades, as the HFRX Merger Arbitrage Index gained 0.27% for the quarter for a 0.95% yearly gain, with a standard deviation of 3.11% and the Barclays Aggregate Bond Index returned 0.22% for the quarter. As in the past, the Fund exhibited roughly one-fourth the "risk" (volatility) of the S&P and one-fifth the volatility of the MSCI World Index.[1] The Fund's beta correlation vs. both indices remained at approximately 0.16.

Hedge funds in general had trouble keeping up with the broader markets, with the HFRI Composite Index and the HFRI Fund of Hedge Funds Index lagging the S&P by approximately 10% each in 2012.[2] Additionally, college endowments, which on average are thought to hold in excess of 50% of their assets in hedge funds, private equity and other "alternative investments" returned -0.3% as a group during their 2012 fiscal year.[3]

We bring up the performance of other actively managed investments because a notion has gained some traction throughout investment circles that fees paid to portfolio managers and investment advisors are a waste of money. Conjecturing that funds in general cannot outperform the market or their relevant index over the long haul, the "efficient market hypothesis" was originally proposed by Professor Eugene Fama of the University of Chicago in the 1960s[4] and is currently championed by John Bogle, the retired founder of The Vanguard Group of mutual funds. Bogle is well-known for his insistence on the superiority of index funds over actively managed mutual funds. He has claimed that it is foolish to attempt to pick actively managed mutual funds in order to outperform a low-cost index fund over a long time period. This concept has been repeated in the press and apparently embraced by many investors, as almost $150 billion was redeemed from "actively managed" stock funds in 2012. During the same period, U.S. equity and bond Exchange Traded Funds ("ETFs") saw record inflows of approximately $187 billion combined.[5] This phenomenon may also reflect the fact that many managers, of both hedge and mutual funds, have underperformed their benchmark indexes.

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[1] Three-year trailing standard deviation for The Merger Fund VL was 3.63% versus 15.30% for the S&P and 16.95% for the MSCI World Index.

[2] Bank of America Merrill Lynch Capital Strategy Group, Global Hedge Fund update, December 2012 (16% vs. 6.16% for the HF Composite and 5.25% for the Fund of Hedge Fund Index).

[3] *Wall Street Journal,* Friday, February 1, 2013 "College Endowments Show Weak Returns"

[4] A Wikipedia entry concisely explains that the Efficient Market Hypothesis asserts that financial markets are "informationally efficient." As a result, one cannot consistently achieve returns in excess of average market returns on a risk-adjusted basis, given that all information available at the time the investment was made would already be reflected in the price of the security.

[5] *Wall Street Journal*, Thursday, January 3, 2013 "Investors Sour on Pro Stock Pickers"

In our investment space, however, an investor would rather have a driver at the wheel than ride through "arbitrage-land" in the equivalent of Google's computer-controlled, auto-piloted automobiles. The first metric we proffer would be the success rate of our investments in merger arbitrage transactions versus the complete universe of deals that would make up an index, ETF or ETN (Exchange Traded Note). As we have discussed in past letters, we believe the greater than 98% completion rate of deals in which the Fund has invested over the past several decades reflects the value that we as managers have added by being selective. An investment in either a random sampling of deals (a "dartboard portfolio") or in every single announced deal would have yielded a success rate closer to the 90-92% range, and such a portfolio would thus provide a lower rate of return. Secondly, a manager may also add value, or "alpha" in comparison to an index of his actively managed peers. And finally, to get to the point, several passively managed merger-arbitrage investment vehicles have sprung up, presumably in response to the above-mentioned dynamics. We cannot see how it would be possible to replicate such a research-intensive strategy in an index, but we thought we would reserve judgment until the end of the year to comment. As expected, these relatively new non-actively managed funds and notes have significantly lagged the returns of our fund over the past year.[6]

We therefore submit that the results of our investment process, which encompasses financial, legal, regulatory and strategic judgment-based factors, merit permitting Westchester Capital Management to guide your tour of "arbitrage-land" as we attempt to continue providing attractive risk-adjusted returns in all market environments.

The current environment for deal activity appears promising. We would reiterate that the elements that began to emerge in 2009 are still in place, as Goldman Sachs stated in their aptly titled research piece "*M&A: The Stage is Set, Confidence is Key*." And, like a broken record that is played quarterly, we agree with its authors. "Debt is cheap. Cash is up. Margins are peaking and sales growth is slowing. The S&P is up and Gross Domestic Product growth improves. Unlevered private equity dry powder [exceeds] $360bln… Merger and acquisitions in relation to equity market cap remains well below normalized levels."[7] We fully agree that confidence, which stems from economic and corporate visibility, will be the key to an uptick in activity. "Wait and see has been the dominant attitude of corporations' approach to acquisitions because of the macroeconomic uncertainty….Once these crises find a solution there will likely be a rebound in activity driven by continuing consolidation in natural resources, industrials, technology and financial services," explained Gene Sykes, Goldman Sachs' global head of Mergers and Acquisitions.[8]

The bullish view appears to be confirmed by the sharp increase in worldwide deal activity during the fourth quarter. According to the Wall Street Journal, global mergers and acquisitions rose to the highest level in four years this quarter, as a late-year surge provided grounds for optimism in a very slow year. Companies worldwide announced $692 billion in purchases during the final three months of the year, while full-year activity reached only $2.23 trillion versus $2.42 trillion in 2011, an 8% decrease. Activity outside of the U.S. increased in the fourth quarter, with European deals growing 73% from the prior

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[6] The four we have been able to discover have performed as follows in 2012:

ProShares Merger ETF (BATS:MRGR)	0.1%
IndexIQ's IQ ARB Merger Arbitrage ETF (NYSEArca:MNA)	2.56%
Credit Suisse Merger Arbitrage Liquid Index ETN (CSMA)	-6.43%
Credit Suisse 2X Merger Arbitrage Liquid Index ETN (CSMB)	-7.67%

[7] Goldman Sachs Equity Research, January 10, 2013, "M&A: The Stage is Set, Confidence is Key"

[8] *Bloomberg News*, Thursday December 27, 2012 "Fourth-Quarter M&A Surge Spurs Optimism After 2012 Deals Decline"

quarter to $176 billion. The Goldman Sachs report similarly observes that global deal and fee backlog at the end of December 2012 sat at the highest quarter-end level seen since the end of 2007.[9]

Although the tide may have recently turned, lack of confidence during the year dampened hostile transaction activity. Hostile transactions amounted to approximately $100 billion, down 33% from 2011, and hit the lowest level since 2003. Frank Aquila, co-head of Sullivan & Cromwell's global corporate practice, noted "One of the prerequisite conditions for a hostile bid is a high degree of confidence that a company can get financing, confidence in the value of the target and confidence in getting regulatory approval. What we have had over the past 12 months has been a lack of confidence at all levels in deal making."[10]

Geographically, U.S. targets accounted for 35% of the year's merger volume. Asian companies continue to be active acquirers, as activity rose to its highest level in over a year, led by Softbank's $38 billion dollar purchase of U.S.-based Sprint Nextel Corp. This activity reflected a trend towards cross-border takeovers, which accounted for approximately half of all announced deals in 2012. Finally, private equity activity slowed but continued in 2012, with $211 billion worth of deals, which was the least activity since 2009. The good news, however, is that buyers and sellers are confident enough about economic prospects that they are comfortable utilizing leverage again. During the past two quarters, strong credit markets and low interest rates have led buyout sponsors to utilize a greater percentage of borrowed funds to finance their deals. Since the financial crisis in 2008, private equity firms have contributed an average of 42% of the cost of leverage buy-outs (LBOs) with their own money, and over the past six months, that percentage has fallen to 33%, according to Thompson Reuters. Another measure of leverage, the average ratio of debt to cash flow (also known as EBITDA, or Earnings Before Interest, Taxes, Depreciation and Amortization) in these types of deals has risen to 5.5x, the highest level since early 2008 and close to the pre-crisis levels of 6-6.5x seen in 2006 and 2007.[11]

Another indicator we consider is the positive performance of acquirers' stock. Well-received deals often encourage additional activity, and we have seen significant strength in the buyers' stock prices this year. To name a few, Conagra Foods Inc.'s stock climbed 5% in the wake of its $6.7 billion agreement to purchase Ralcorp Holdings; M&T Bank Corp. announced its purchase of Hudson City Bancorp and promptly saw its own stock rise almost 5%; Intercontinental Exchange opened over 5% higher after revealing its purchase of NYSE Euronext in a $9 billion transition; and McKesson Corp. surged 4% on its deal to purchase PSS World Medical, Inc. The year 2012 saw acquirers' stock prices rise on merger news in more than 50% of announced transactions. "When you announce good strategic deals these days both stock prices go up, not just the target's price," and that may persuade more companies to pursue transactions, Bank of America Corp's head of M&A Steven Baronoff said at this year's Bloomberg Dealmakers Summit.

Our Portfolio

We held 101 investments during the quarter and experienced one terminated deal, consistent with our historic deal-selection success rate. Reflecting a 3:1 ratio of winners to losers, 25 of those positions produced negative marks-to-market and 76 were flat to positive. We invested in 27 new situations during the quarter, and as of the end of December we held 79 positions and were 87% invested. New situations

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[9] Backlog was defined as deals that were announced within a two-year period with a completion date or withdrawal date that came after that two year period or which were considered as pending at the end of that two year period.

[10] *Financial Times*, Friday January 11, 2013 "Hostile Deals Hit 10-year Low on Lack of Confidence"

[11] *Wall Street Journal*, Monday December 17, 2012 "Debt Loads Climb in Buyout Deals"

are concentrated in the U.S., as 23 of the new positions are local, one is European, two are Japanese, one is Australian and one is Singapore-based.

Winners and losers were dispersed throughout the portfolio, with no single deal accounting for a swing greater than one quarter of one percent. For the second consecutive quarter, the biggest gainer for the quarter was a European transaction. As Glencore International plc's purchase of Xstrata plc continued to dig towards the finish line, the spread tightened enough to contribute 0.22% to the Fund's performance.

In second place was CNOOC's bid for Nexen, Inc. of Canada, a $15 billion oil and gas exploration and development company.   Nexen finally received Canadian and Chinese regulatory approval and is currently waiting to receive its final required clearance from the U.S. Committee on Foreign Investment in the United States (CFIUS).   It has been a long road for the China National Oil Company, but they navigated their way very well and when completed, the deal should provide a roadmap for future purchases by Chinese state-affiliated entities.   Notably, and FINALLY, we are pleased to announce that Hertz's Global Holdings, Inc.'s purchase of Dollar Thrifty Automotive Group has been completed. After writing about this transaction for 5 quarterly letters, and a drawn-out negotiation with the FTC, the deal squeaked through the antitrust process by Hertz agreeing to sell its Advantage (lower-end) car rental business and conceding to allow competitors to operate onsite at airports at 26 of its locations that overlapped with Dollar Thrifty.

The biggest loser was our position in the only broken deal of the quarter, Astral Media Inc. of Canada.   The $2.5 billion acquisition by Canadian broadcaster BCE Inc. was originally announced in March of 2012, and was expected to close sometime in the second half. The company and shareholders (and in particular, our Canadian telecom counsel) were surprised when the CRTC, the Canadian radio and television regulatory authority, rejected the transaction on October 18th due to market concentration issues and a lack of tangible benefits to the viewing public. Although we held a small position, at less than one percent of our assets, we began the process of exiting our holdings. While this was underway, BCE, which retained the right to appeal or resubmit an application to the CRTC, decided not to terminate the merger agreement with Astral and in fact resubmitted an amended proposal to the authorities which it claimed remedied the prior shortcomings. It is not clear if the concerns have been adequately addressed, as the application will not be made public until later in the first quarter, but a public hearing will be convened and we will have further opportunity to reassess the situation and perhaps re-involve the Fund in this transaction. So for now, it will remain on the broken-deal side of the ledger, but as happened last quarter with the rejected and then-later-approved acquisition of Progress Energy Resources of Canada by Malaysia's Petronas, we might claw this one back.

The portfolio remains diversified, and our new positions span a variety of industries, transaction structures and geography.   Telecommunications was our most active industry: Deutsche Telecom rang up MetroPCS Communications for a friendly deal, Sumitomo Corp. broadcast its interest in Japanese cable and satellite corporation Jupiter Communications, and Softbank burned up the wires with three interconnected transactions, completing its purchase of eAccess Ltd, a fellow Japanese provider of diversified communication services and then following that up with a deal to buy Sprint Nextel Corporation which itself then made a bid for fellow U.S. wireless provider Clearwire Corporation. The next most active sector for the Fund was Oil and Gas. We are hoping that Freeport-McMoRan Copper & Gold hits a gusher with its simultaneous U.S. purchases of McMoRan Exploration Co., and Plains Exploration and Production Company. We also topped off the tank with a small position in Murphy Oil, which is restructuring via a planned spin-off of its refining and marketing operations.

Additionally, we saw transactions between related parties, who either currently do business with each other or are already partly owned by the prospective acquirer. Such situations include the buy-in of

Netherlands' CNH Global NV by Fiat Industrial, Crexus by its controlling shareholder Annaly Capital Management, Singapore-based Frasier and Neave, Ltd by Thai Beverage PCL (of Thailand of course!), McMoRan Exploration's acquisition by related Freeport-McMoRan Copper & Gold, and even Clearwire Corp.'s proposed marriage with Sprint Nextel is somewhat incestuous given Sprint's large ownership of and business relationship with Clearwire.

As mentioned in previous letters, transformational reorganizations and spin-offs have continued to occur, in some cases prompted by activist investors. The value of such spin-offs has risen markedly as companies continue to seek ways to unlock shareholder value in this low-growth environment. We have witnessed many instances of increased value from these transactions and are staying alert for opportunities for the Fund to realize low-volatility, low-risk rates of return. Corporate restructurings we are following closely include Pfizer, Valero Energy, Dun & Bradstreet, The McGraw-Hill Companies, Lamar Advertising, Corrections Corp. of America, Penn Gaming, Murphy Oil, CBS Corporation, Vodaphone plc and the recently completed $57 billion spin-off of AbbVie Inc. by Abbott Laboratories.

On another unrelated note, Hewlett-Packard Co. announced that it had been the victim of numerous "accounting improprieties" by members of Autonomy Corp plc, which it had acquired in a multi-billion dollar transaction at the end of 2011. The Fund had invested in this deal and held Autonomy stock through the completion of the merger. Although it is unfortunate that Hewlett-Packard has now taken a $9 billion impairment charge, we were unaffected because our positions are self-liquidating when a merger closes. In a cash deal, we receive cash for our shares, and in a stock-for-stock deal we are short the acquiring company's shares and that short position will offset the long target shares upon completion.

Finally a brief macro note: the investment flows discussed in the first page of this letter may credibly be interpreted as the beginning of the long awaited "great rotation" out of bonds and into stocks. Although there has been much discussion about the existence of a "bond bubble," those who have bet on a fixed income "correction" for the past several years have incurred losses. While we do not position our portfolio to have directional exposure to either stocks or bonds, there tends to be a correlation between the risk-free rate of investment (such as treasury bills), also known as the cost of capital, and the performance of absolute-return strategies such as merger arbitrage. High-quality arbitrage spreads on announced merger transactions offer rates of return which are comprised of a spread, known as a risk premium, over and above the cost of capital, to account for the potential risk of investing in merger transactions. Therefore, the strategy is naturally positioned in the event that were interest rates to rise, investments such as ours, with any element of risk, would need to provide a greater return than a risk-free investment, and market forces would consequently drive prices to accommodate this dynamic. We do not predict future stock market or interest rate levels, but we are comfortable with our exposure and tendency of low volatility in the event that rates turn up from these historic low levels.

Thanks again for your support and please feel free to contact us with any questions or comments.

Sincerely,

Roy Behren   Mike Shannon

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959 or contact your financial advisor. Please read it carefully before investing.

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may increase the transaction costs to the Fund, which could impact the Fund's performance. The purpose of the short sale is to protect against a decline in the market value of the acquiring company's shares prior to the acquisition completion. However, should the acquisition be called off or otherwise not completed, the Fund may realize losses on both its long position in the target company's shares and it short position in the acquirer's shares.

References to other mutual funds do not construe an offer of those securities.

The Merger Fund VL is available through variable products offered by third-party insurance companies. The views expressed are as of February 5, 2013 and are a general guide to the views of Westchester Capital Management. The views expressed are those of the fund manager, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Mr. Behren and Mr. Shannon assumed portfolio management duties of The Merger Fund VL in 2006.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies. **The NASDAQ Composite Index** is a market capitalization-weighted index that is designed to represent the performance of the National Market System which includes over 5,000 stocks traded only over-the-counter and not on an exchange. The indices are unmanaged and not available for direct investment. HFRX Indices are investable indices designed to be representative of the overall composition of the hedge fund industry. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. **The HFRX Merger Arbitrage Index** is comprised of strategies which employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently engaged in a corporate transaction**. Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **A basis point** (often denoted as bp) is a unit equal to 1/100 of a percentage point. The relationship between percentage changes and basis points can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **Market capitalization** is the market price of an entire company, calculated by multiplying the number of shares outstanding by the price per share; **A correlation coefficient** is a measure of the interdependence of two random variables that ranges in value from -1 to +1, indicating perfect negative correlation at -1, absence of correlation at zero and perfect positive correlation at +1.

The Merger Fund VL

Fund Snapshot as of January 2012

Fund Information

Inception:	May 26, 2004	Phone:	(914) 741 - 5600
Total Fund Assets:	USD 14.4 million	Address:	100 Summit Lake Drive Valhalla, NY 10595
Total Strategy Assets:	USD 5.3 billion		

Current Performance

In January, the Fund returned -0.10%, equivalent to -0.10% YTD, and 6.58% annualized since inception.

The Merger Fund VL (the "Fund") is a merger arbitrage fund which principally invests in publicly announced mergers, acquisitions, takeovers and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions. In each case, we purchase these securities at a discount to their expected value upon completion of the transaction, and employ a variety of hedging strategies to limit market-related risk.

The goal of this Fund is dual: to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital through the minimization of volatility based risk.

Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2012	-0.10%												-0.10%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

Growth of Initial $1,000



The Merger Fund VL - MERVX
S&P 500 TR
Barclays Aggregate Bond Index
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
Jun-2004
Dec-2004
Jun-2005
Dec-2005
Jun-2006
Dec-2006
Jun-2007
Dec-2007
Jun-2008
Dec-2008
Jun-2009
Dec-2009
Jun-2010
Dec-2010
Jun-2011
Dec-2011

Risk vs. Return





The Merger Fund VL - MERVX
Barclays Aggregate Bond Index
S&P 500 TR
Compound ROR
6.8%
6.3%
5.8%
5.3%
4.8%
4.3%
3.8%
3.3%
2.1%
7.1%
12.1%
17.1%
Standard Deviation

Trailing Period Return

	1 month	3 month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	-0.10%	0.96%	-0.10%	-0.13%	5.61%	4.42%	6.58%
S&P 500 TR	4.48%	5.32%	4.48%	4.22%	19.24%	0.33%	4.19%
Barclays Agg. Bond	0.88%	1.90%	0.88%	8.68%	7.41%	6.70%	5.87%

Distribution of Returns



The Merger Fund VL - MERVX
S&P 500 TR
Barclays Aggregate Bond Index
Number of Periods
200
150
100
50
0
< -10
-10...
-8...
-6...
-4...
-2...
0...
2...
4...
6...
8...
> 10

Statistical Analysis

	Compound ROR	Standard Deviation	Sharpe Ratio	Alpha	Beta	R Squared	Max Drawdown	Max Drawdown Length	Months to Recover	Percent Profitable Periods
The Merger Fund VL	6.58%	5.41%	1.20	0.06	0.20	0.34	-7.22%	3	4	79.35%
S&P 500 TR	4.19%	15.87%	0.34	0.00	1.00	1.00	-50.95%	16	-	64.13%
Barclays Agg. Bond	5.87%	3.35%	1.72	0.06	0.02	0.01	-3.82%	7	2	70.65%

Past performance is no guarantee of future results.

Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund, through December 2011. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus, which contains more complete information about this and other matters, should be read carefully before investing.

Definitions: The **S&P 500 TR** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general and reflects the reinvestment of dividends. The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailble for direct investment. **Beta** measures the volatility of the Fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the

The Merger Fund VL

Fund Snapshot as of February 2012

Fund Information

Inception:	May 26, 2004	Phone:	(914) 741 - 5600
Total Fund Assets:	USD 14.5 million	Address:	100 Summit Lake Drive Valhalla, NY 10595
Total Strategy Assets:	USD 5.3 billion		

Current Performance

In February, the Fund returned 0.96%, equivalent to 0.86% YTD, and 6.64% annualized since inception.

The Merger Fund VL (the "Fund") is a merger arbitrage fund which principally invests in publicly announced mergers, acquisitions, takeovers and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions. In each case, we purchase these securities at a discount to their expected value upon completion of the transaction, and employ a variety of hedging strategies to limit market-related risk.

The goal of this Fund is dual: to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital through the minimization of volatility based risk.

Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2012	-0.10%	0.96%											0.86%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

Growth of Initial $1,000


The Merger Fund VL - MERVX
S&P 500 TR
Barclays Aggregate Bond Index
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
Jun-2004
Dec-2004
Jun-2005
Dec-2005
Jun-2006
Dec-2006
Jun-2007
Dec-2007
Jun-2008
Dec-2008
Jun-2009
Dec-2009
Jun-2010
Dec-2010
Jun-2011
Dec-2011

Risk vs. Return


6.8%
6.3%
5.8%
5.3%
4.8%
4.3%
3.8%
3.3%
Compound ROR
The Merger Fund
VL - MERVX
Barclays Aggregate
Bond Index
S&P 500 TR
2.1%
7.1%
12.1%
17.1%
Standard Deviation

Trailing Period Return

	1 month	3 month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.96%	1.10%	0.86%	0.38%	6.13%	4.32%	6.64%
S&P 500 TR	4.32%	10.11%	9.00%	5.12%	25.56%	1.58%	4.71%
Barclays Agg. Bond	-0.02%	1.97%	0.86%	8.39%	7.54%	6.37%	5.80%

Distribution of Returns


The Merger Fund VL - MERVX
S&P 500 TR
Barclays Aggregate Bond Index
200
150
100
50
0
Number of Periods
< -10
-10...
-8...
-6...
-4...
-2...
0...
2...
4...
6...
8...
> 10

Statistical Analysis

	Compound ROR	Standard Deviation	Sharpe Ratio	Alpha	Beta	R Squared	Max Drawdown	Max Drawdown Length	Months to Recover	Percent Profitable Periods
The Merger Fund VL	6.64%	5.39%	1.22	0.06	0.20	0.34	-7.22%	3	4	79.57%
S&P 500 TR	4.71%	15.84%	0.37	0.00	1.00	1.00	-50.95%	16	-	64.52%
Barclays Agg. Bond	5.80%	3.34%	1.70	0.06	0.01	0.00	-3.82%	7	2	69.89%

Past performance is no guarantee of future results.

Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund, through December 2011. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959. Investors should carefully consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus, which contains more complete information about this and other matters, should be read carefully before investing.

Definitions: The **S&P 500 TR** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general and reflects the reinvestment of dividends. The **Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailble for direct investment. **Beta** measures the volatility of the Fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the

The Merger Fund VL

Monthly Performance Update

Fund Information

Inception:	May 26, 2004	Phone:	(914) 741 - 5600
Total Fund Assets:	USD 14.6 million	Address:	100 Summit Lake Drive Valhalla, NY 10595
Total Strategy Assets:	USD 5.0 billion		

As of March 31, 2012, the Fund had a one-month return of 0.28%, equivalent to 1.14% YTD, and 6.61% annualized since inception.

Performance

as of Month-End: March 31, 2012

	1-month	3-month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.28%	1.14%	1.14%	-0.93%	4.83%	4.29%	6.61%
S&P 500 TR	3.29%	12.58%	12.58%	8.53%	23.42%	2.01%	5.10%
Barclays Agg. Bond	-0.55%	0.31%	0.31%	7.73%	6.85%	6.26%	5.66%

as of Quarter-End: March 31, 2012

	1 month	3 month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.28%	1.14%	1.14%	-0.93%	4.83%	4.29%	6.61%
S&P 500 TR	3.29%	12.58%	12.58%	8.53%	23.42%	2.01%	5.10%
Barclays Agg. Bond	-0.55%	0.31%	0.31%	7.73%	6.85%	6.26%	5.66%

Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund, through March 2012.Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Distribution of Returns



The Merger Fund VL - MERVX
S&P 500 TR
Barclays Aggregate Bond Index
Number of Periods
0
20
40
60
80
100
120
140
160
180
< -10
-10 to -8
-8 to -6
-6 to -4
-4 to -2
-2 to 0
0 to 2
2 to 4
4 to 6
6 to 8
8 to 10
> 10

Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2012	-0.10%	0.96%	0.28%										1.14%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

Statistical Analysis

	Annualized Return	Standard Deviation	Sharpe Ratio	Alpha	Beta	R-Squared	Max Drawdown	Max Drawdown Length	Months to Recover	Percent Profitable Periods
The Merger Fund VL	6.61%	5.36%	1.22	0.05	0.20	0.33	-7.22%	3	4	79.79%
S&P 500 TR	5.10%	15.79%	0.39	-	1.00	1.00	-50.95%	16	-	64.89%
Barclays Agg. Bond	5.66%	3.34%	1.66	0.06	0.01	0.00	-3.82%	7	2	69.15%

Must be preceded or accompanied by a current prospectus or summary prospectus.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may result in increased transaction costs to the Fund, which could impact the Fund's performance.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Alpha** is a measure of performance on a risk-adjusted basis. The excess return of the fund relative to the return of the benchmark index is a funds alpha; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **R-Squared** is a statistical measure that represents the percentage of a fund or securitys movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

Westchester Capital Management, LLC

The Merger Fund VL

Monthly Performance Update

Fund Information

Inception:	May 26, 2004	Phone:	(914) 741 - 5600
Total Fund Assets:	USD 14.9 million	Address:	100 Summit Lake Drive
			Valhalla, NY 10595
Total Strategy Assets:	USD 5.1 billion		

As of April 30, 2012, the Fund had a one-month return of 0.38%, equivalent to 1.53% YTD, and 6.59% annualized since inception.

Performance

as of Month-End: April 30, 2012

	1-month	3-month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.38%	1.63%	1.53%	-1.42%	4.53%	4.18%	6.59%
S&P 500 TR	-0.63%	7.08%	11.88%	4.76%	19.46%	1.01%	4.96%
Barclays Agg. Bond	1.11%	0.53%	1.42%	7.56%	7.07%	6.38%	5.75%

as of Quarter-End: March 31, 2012

	1 month	3 month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.28%	1.14%	1.14%	-0.93%	4.83%	4.29%	6.61%
S&P 500 TR	3.29%	12.58%	12.58%	8.53%	23.42%	2.01%	5.10%
Barclays Agg. Bond	-0.55%	0.31%	0.31%	7.73%	6.85%	6.26%	5.66%

Distribution of Returns

Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund, through March 2012. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2012	-0.10%	0.96%	0.28%	0.38%									1.53%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

Statistical Analysis

	Annualized Return	Standard Deviation	Sharpe Ratio	Alpha	Beta	R-Squared	Max Drawdown	Max Drawdown Length	Months to Recover	Percent Profitable Periods
The Merger Fund VL	6.59%	5.33%	1.22	0.05	0.20	0.33	-7.22%	3	4	80.00%
S&P 500 TR	4.96%	15.71%	0.39	-	1.00	1.00	-50.95%	16	-	64.21%
Barclays Agg. Bond	5.75%	3.33%	1.69	0.06	0.01	0.00	-3.82%	7	2	69.47%

Past performance does not guarantee future results.

As of April 30, 2012

Position Summary

Top five positions as % of net assets:	31.95%
Average position size:	1.46%
Number of long positions[1]:	67
Number of short positions[1]:	17
% Invested:	98.00%
Short positions as a % of net assets:	14.71%

[1] It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of the Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash deals, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or directional exposure. Our positions are typically fully hedged to neutralize such exposure, in order to minimize equity market correlation and volatility.

Regional Exposure


73.67%
9.84%
7.32%
6.24%
2.10%
0.83%
United States
Canada
United Kingdom
Europe ex-U.K.
Asia ex-Japan
Australia

By Deal Terms


36.52%
29.19%
19.58%
13.61%
1.11%
Cash
Cash & Stock
Undetermined
Stock with Fixed Exchange Ratio
Stock and Stub

Sector Breakdown


Consum...
Utilities
Materials
Energy
Health...
5.16%
6.28%
6.54%
6.74%
6.78%
10.26%
12.09%
13.43%
14.07%
18.65%
0.00%
10.00%
20.00%
Health Care
Industrials
Energy
Information Tech.
Materials
Telecom
Utilities
Consumer Disc.

Must be preceded or accompanied by a current prospectus or summary prospectus.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may result in increased transaction costs to the Fund, which could impact the Fund's performance.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Alpha** is a measure of performance on a risk-adjusted basis. The excess return of the fund relative to the return of the benchmark index is a funds alpha; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **R-Squared** is a statistical measure that represents the percentage of a fund or securitys movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

The Merger Fund VL

Monthly Performance Update

Fund Information

Inception:	May 26, 2004	Phone:	(914) 741 - 5600
Total Fund Assets:	USD 13.4 million	Address:	100 Summit Lake Drive Valhalla, NY 10595
Total Strategy Assets:	USD 5.1 billion		

As of May 31, 2012, the Fund had a one-month return of -1.51%, equivalent to 0.00% YTD, and 6.31% annualized since inception.

Performance

as of Month-End: May 31, 2012

	1-month	3-month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	-1.51%	-0.85%	0.00%	-2.91%	3.74%	3.45%	6.31%
S&P 500 TR	-6.01%	-3.53%	5.16%	-0.41%	14.92%	-0.92%	4.09%
Barclays Agg. Bond	0.90%	1.46%	2.33%	7.12%	7.13%	6.73%	5.80%

as of Quarter-End: March 31, 2012

	1 month	3 month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.28%	1.14%	1.14%	-0.93%	4.83%	4.29%	6.61%
S&P 500 TR	3.29%	12.58%	12.58%	8.53%	23.42%	2.01%	5.10%
Barclays Agg. Bond	-0.55%	0.31%	0.31%	7.73%	6.85%	6.26%	5.66%

Distribution of Returns

The Merger Fund VL - MERVX
S&P 500 TR
Barclays Aggregate Bond Index
Number of Periods
180
160
140
120
100
80
60
40
20
0
< -10
-10 to -8
-8 to -6
-6 to -4
-4 to -2
-2 to 0
0 to 2
2 to 4
4 to 6
6 to 8
8 to 10
> 10

Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund, through March 2012.Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%								0.00%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

Statistical Analysis

	Annualized Return	Standard Deviation	Sharpe Ratio	Alpha	Beta	R-Squared	Max Drawdown	Max Drawdown Length	Months to Recover	Percent Profitable Periods
The Merger Fund VL	6.31%	5.35%	1.17	0.05	0.20	0.34	-7.22%	3	4	79.17%
S&P 500 TR	4.09%	15.80%	0.33	-	1.00	1.00	-50.95%	16	-	63.54%
Barclays Agg. Bond	5.80%	3.32%	1.72	0.06	0.01	0.00	-3.82%	7	2	69.79%

Past performance does not guarantee future results.

As of May 31, 2012

Position Summary

Top five positions as % of net assets:	32.40%
Average position size:	1.54%
Number of long positions[1]:	68
Number of short positions[1]:	15
% Invested:	100.00%
Short positions as a % of net assets:	14.48%

[1] It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of the Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash deals, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or directional exposure. Our positions are typically fully hedged to neutralize such exposure, in order to minimize equity market correlation and volatility.

Regional Exposure


6.29%
2.18%
0.60%
7.31%
9.09%
74.53%
United States
Canada
Europe ex-U.K.
United Kingdom
Asia ex-Japan
Australia

By Deal Terms


1.19%
11.96%
31.85%
24.24%
30.76%
Cash & Stock
Cash
Undetermined
Stock with Fixed Exchange Ratio
Stock and Stub

Sector Breakdown


4.98%
6.14%
6.71%
7.02%
8.17%
8.30%
8.58%
13.49%
16.46%
20.14%
Financials
Utilities
Materials
Energy
Health...
0.00%
10.00%
20.00%
30.00%
Health Care
Industrials
Energy
Telecom
Materials
Information Tech.
Utilities
Consumer Staples

Must be preceded or accompanied by a current prospectus or summary prospectus.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may result in increased transaction costs to the Fund, which could impact the Fund's performance.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Alpha** is a measure of performance on a risk-adjusted basis. The excess return of the fund relative to the return of the benchmark index is a funds alpha; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **R-Squared** is a statistical measure that represents the percentage of a fund or securitys movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

The Merger Fund VL

Monthly Performance Update

Fund Information

Inception:	May 26, 2004	Phone:	(914) 741 - 5600
Total Fund Assets:	USD 13.5 million	Address:	100 Summit Lake Drive Valhalla, NY 10595
Total Strategy Assets:	USD 5.1 billion		

As of June 30, 2012, the Fund had a one-month return of 0.19%, equivalent to 0.19% YTD, and 6.27% annualized since inception.

Performance

as of Month-End: June 30, 2012

	1-month	3-month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.19%	-0.95%	0.19%	-2.38%	3.61%	3.54%	6.27%
S&P 500 TR	4.12%	-2.75%	9.49%	5.45%	16.40%	0.22%	4.57%
Barclays Agg. Bond	0.04%	2.06%	2.37%	7.48%	6.95%	6.80%	5.75%

as of Quarter-End: June 30, 2012

	1 month	3 month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.19%	-0.95%	0.19%	-2.38%	3.61%	3.54%	6.27%
S&P 500 TR	4.12%	-2.75%	9.49%	5.45%	16.40%	0.22%	4.57%
Barclays Agg. Bond	0.04%	2.06%	2.37%	7.48%	6.95%	6.80%	5.75%

Distribution of Returns



The Merger Fund VL - MERVX
S&P 500 TR
Barclays Aggregate Bond Index
Number of Periods
0
20
40
60
80
100
120
140
160
180
< -10
-10 to -8
-8 to -6
-6 to -4
-4 to -2
-2 to 0
0 to 2
2 to 4
4 to 6
6 to 8
8 to 10
> 10

Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund, through March 2012.Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%							0.19%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

Statistical Analysis

	Annualized Return	Standard Deviation	Sharpe Ratio	Alpha	Beta	R-Squared	Max Drawdown	Max Drawdown Length	Months to Recover	Percent Profitable Periods
The Merger Fund VL	6.27%	5.32%	1.17	0.05	0.20	0.34	-7.22%	3	4	79.38%
S&P 500 TR	4.57%	15.77%	0.36	-	1.00	1.00	-50.95%	16	-	63.92%
Barclays Agg. Bond	5.75%	3.30%	1.71	0.06	0.01	0.00	-3.82%	7	2	70.10%

Past performance does not guarantee future results.

As of June 30, 2012

Position Summary

Top five positions as % of net assets:	24.10%
Average position size:	1.28%
Number of long positions[1]:	74
Number of short positions[1]:	12
% Invested:	94.36%
Short positions as a % of net assets:	10.26%

[1] It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of the Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash deals, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or directional exposure. Our positions are typically fully hedged to neutralize such exposure, in order to minimize equity market correlation and volatility.

Regional Exposure


0.62%
1.18%
0.42%
8.24%
9.67%
9.90%
69.98%
United States
Europe ex-U.K.
Canada
United Kingdom
Asia ex-Japan
Australia
Other

By Deal Terms


10.62%
1.38%
36.63%
18.62%
32.75%
Cash
Undetermined
Cash & Stock
Stock with Fixed Exchange Ratio
Stock and Stub

Sector Breakdown


Consum...
Utilities
Informa...
Consum...
Industri...
5.91%
7.28%
7.48%
8.00%
8.33%
8.77%
9.71%
10.41%
12.28%
21.84%
0.00%
10.00%
20.00%
30.00%
Industrials
Health Care
Consumer Staples
Telecom
Information Tech.
Materials
Utilities
Financials
Consumer Disc.
Energy

Must be preceded or accompanied by a current prospectus or summary prospectus.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may result in increased transaction costs to the Fund, which could impact the Fund's performance.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Alpha** is a measure of performance on a risk-adjusted basis. The excess return of the fund relative to the return of the benchmark index is a funds alpha; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **R-Squared** is a statistical measure that represents the percentage of a fund or securitys movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced

The Merger Fund VL

Monthly Performance Update

Fund Information

Inception:	May 26, 2004	Phone:	(914) 741 - 5600
Total Fund Assets:	USD 13.7 million	Address:	100 Summit Lake Drive Valhalla, NY 10595
Total Strategy Assets:	USD 5.0 billion		

As of July 31, 2012, the Fund had a one-month return of 0.29%, equivalent to 0.48% YTD, and 6.24% annualized since inception.

Performance

as of Month-End: July 31, 2012

	1-month	3-month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.29%	-1.04%	0.48%	-0.45%	3.51%	3.92%	6.24%
S&P 500 TR	1.39%	-0.78%	11.01%	9.13%	14.13%	1.13%	4.70%
Barclays Agg. Bond	1.38%	2.33%	3.78%	7.26%	6.86%	6.92%	5.87%

as of Quarter-End: June 30, 2012

	1 month	3 month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.19%	-0.95%	0.19%	-2.38%	3.61%	3.54%	6.27%
S&P 500 TR	4.12%	-2.75%	9.49%	5.45%	16.40%	0.22%	4.57%
Barclays Agg. Bond	0.04%	2.06%	2.37%	7.48%	6.95%	6.80%	5.75%

Distribution of Returns


The Merger Fund VL - MERVX
S&P 500 TR
Barclays Aggregate Bond Index
Number of Periods
0
20
40
60
80
100
120
140
160
180
< -10
-10 to -8
-8 to -6
-6 to -4
-4 to -2
-2 to 0
0 to 2
2 to 4
4 to 6
6 to 8
8 to 10
> 10

Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%						0.48%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

Statistical Analysis

	Annualized Return	Standard Deviation	Sharpe Ratio	Alpha	Beta	R-Squared	Max Drawdown	Max Drawdown Length	Months to Recover	Percent Profitable Periods
The Merger Fund VL	6.24%	5.30%	1.17	0.05	0.20	0.34	-7.22%	3	4	79.59%
S&P 500 TR	4.70%	15.69%	0.37	-	1.00	1.00	-50.95%	16	-	64.29%
Barclays Agg. Bond	5.87%	3.30%	1.74	0.06	0.01	0.00	-3.82%	7	2	70.41%

Past performance does not guarantee future results.

The Merger Fund VL

Monthly Portfolio Composition

As of July 31, 2012

Position Summary

Top five positions as % of net assets:	19.04%
Average position size:	1.15%
Number of long positions[1]:	73
Number of short positions[1]:	9
% Invested:	83.80%
Short positions as a % of net assets:	7.13%

[1] *It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of the Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash deals, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or directional exposure. Our positions are typically fully hedged to neutralize such exposure, in order to minimize equity market correlation and volatility.*

Regional Exposure



65.05%
9.98%
15.31%
5.11%
1.03%
0.69%
2.84%
United States
Europe ex-U.K.
Canada
United Kingdom
Asia ex-Japan
Australia
Other

By Deal Terms



35.55%
35.82%
18.85%
8.88%
0.90%
Cash
Undetermined
Cash & Stock
Stock with Fixed Exchange Ratio
Stock and Stub

Sector Breakdown



20.00%
15.00%
10.00%
5.00%
0.00%
19.08%
15.60%
13.87%
9.99%
9.76%
9.43%
7.36%
7.34%
6.40%
1.17%
Industrials
Health Care
Consumer Staples
Financials
Information Tech.
Telecom
Materials
Energy
Consumer Disc.
Utilities

Must be preceded or accompanied by a current prospectus or summary prospectus.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may result in increased transaction costs to the Fund, which could impact the Fund's performance.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Alpha** is a measure of performance on a risk-adjusted basis. The excess return of the fund relative to the return of the benchmark index is a funds alpha; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **R-Squared** is a statistical measure that represents the percentage of a fund or securitys movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

The Merger Fund VL

Monthly Performance Update

Fund Information

Inception:	May 26, 2004	Phone:	(914) 741 - 5600
Total Fund Assets:	USD 14.2 million	Address:	100 Summit Lake Drive Valhalla, NY 10595
Total Strategy Assets:	USD 5.1 billion		

As of August 31, 2012, the Fund had a one-month return of 0.95%, equivalent to 1.44% YTD, and 6.30% annualized since inception.

Performance

as of Month-End: August 31, 2012

	1-month	3-month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.95%	1.44%	1.44%	3.45%	3.45%	3.88%	6.30%
S&P 500 TR	2.25%	7.94%	13.51%	18.00%	13.62%	1.28%	4.94%
Barclays Agg. Bond	0.07%	1.49%	3.86%	5.79%	6.52%	6.67%	5.81%

as of Quarter-End: June 30, 2012

	1 month	3 month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.19%	-0.95%	0.19%	-2.38%	3.61%	3.54%	6.27%
S&P 500 TR	4.12%	-2.75%	9.49%	5.45%	16.40%	0.22%	4.57%
Barclays Agg. Bond	0.04%	2.06%	2.37%	7.48%	6.95%	6.80%	5.75%

Distribution of Returns

The Merger Fund VL - MERVX
S&P 500 TR
Barclays Aggregate Bond Index
Number of Periods
180
160
140
120
100
80
60
40
20
0
< -10
-10 to -8
-8 to -6
-6 to -4
-4 to -2
-2 to 0
0 to 2
2 to 4
4 to 6
6 to 8
8 to 10
> 10

Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%					1.44%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

Statistical Analysis

	Annualized Return	Standard Deviation	Sharpe Ratio	Alpha	Beta	R-Squared	Max Drawdown	Max Drawdown Length	Months to Recover	Percent Profitable Periods
The Merger Fund VL	6.30%	5.27%	1.18	0.05	0.20	0.34	-7.22%	3	4	79.80%
S&P 500 TR	4.94%	15.62%	0.39	-	1.00	1.00	-50.95%	16	-	64.65%
Barclays Agg. Bond	5.81%	3.29%	1.73	0.06	0.01	0.00	-3.82%	7	2	70.71%

Past performance does not guarantee future results.

The Merger Fund VL

Monthly Portfolio Composition

As of August 31, 2012

Position Summary

Top five positions as % of net assets:	20.21%
Average position size:	1.08%
Number of long positions[1]:	66
Number of short positions[1]:	9
% Invested:	71.01%
Short positions as a % of net assets:	7.56%

[1] It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of the Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash deals, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or directional exposure. Our positions are typically fully hedged to neutralize such exposure, in order to minimize equity market correlation and volatility.

Regional Exposure



67.93%
12.32%
11.06%
4.65%
3.90%
0.14%
United States
Canada
Europe ex-U.K.
United Kingdom
Other
Australia

By Deal Terms

42.36%
32.76%
12.76%
11.12%
1.00%
Cash
Undetermined
Cash & Stock
Stock with Fixed Exchange Ratio
Stock and Stub

Sector Breakdown

25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
24.35%
15.56%
11.08%
10.96%
10.06%
9.71%
7.58%
5.53%
4.15%
1.02%
Industrials
Consumer Staples
Information Tech.
Telecom
Consumer Disc.
Health Care
Energy
Materials
Financials
Utilities

Must be preceded or accompanied by a current prospectus or summary prospectus.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may result in increased transaction costs to the Fund, which could impact the Fund's performance.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Alpha** is a measure of performance on a risk-adjusted basis. The excess return of the fund relative to the return of the benchmark index is a funds alpha; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **R-Squared** is a statistical measure that represents the percentage of a fund or securitys movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

The Merger Fund VL

Monthly Performance Update

Fund Information

Inception:	May 26, 2004	Phone:	(914) 741 - 5600
Total Fund Assets:	USD 13.8 million	Address:	100 Summit Lake Drive Valhalla, NY 10595
Total Strategy Assets:	USD 5.1 billion		

As of September 30, 2012, the Fund had a one-month return of -0.19%, equivalent to 1.25% YTD, and 6.21% annualized since inception.

Performance

as of Month-End: September 30, 2012

	1-month	3-month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	-0.19%	1.05%	1.25%	4.50%	3.13%	3.79%	6.21%
S&P 500 TR	2.58%	6.35%	16.44%	30.20%	13.20%	1.05%	5.21%
Barclays Agg. Bond	0.14%	1.59%	4.00%	5.17%	6.20%	6.54%	5.77%

as of Quarter-End: September 30, 2012

	1 month	3 month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	-0.19%	1.05%	1.25%	4.50%	3.13%	3.79%	6.21%
S&P 500 TR	2.58%	6.35%	16.44%	30.20%	13.20%	1.05%	5.21%
Barclays Agg. Bond	0.14%	1.59%	4.00%	5.17%	6.20%	6.54%	5.77%

Distribution of Returns


The Merger Fund VL - MERVX
S&P 500 TR
Barclays Aggregate Bond Index
Number of Periods
180
160
140
120
100
80
60
40
20
0
< -10
-10 to -8
-8 to -6
-6 to -4
-4 to -2
-2 to 0
0 to 2
2 to 4
4 to 6
6 to 8
8 to 10
> 10

Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%				1.25%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004	-	-	-	-	-	0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

Statistical Analysis

	Annualized Return	Standard Deviation	Sharpe Ratio	Alpha	Beta	R-Squared	Max Drawdown	Max Drawdown Length	Months to Recover	Percent Profitable Periods
The Merger Fund VL	6.21%	5.25%	1.17	0.05	0.20	0.33	-7.22%	3	4	79%
S&P 500 TR	5.21%	15.56%	0.40	-	1.00	1.00	-50.95%	16	37	65%
Barclays Agg. Bond	5.77%	3.27%	1.73	0.06	0.01	0.00	-3.82%	7	2	71%

Past performance does not guarantee future results.

The Merger Fund VL

Monthly Portfolio Composition

As of September 30, 2012

Position Summary

Top five positions as % of net assets:	23.55%
Average position size:	1.31%
Number of long positions[1]:	67
Number of short positions[1]:	12
% Invested:	88.07%
Short positions as a % of net assets:	10.43%

[1] It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of the Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash deals, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or directional exposure. Our positions are typically fully hedged to neutralize such exposure, in order to minimize equity market correlation and volatility.

Regional Exposure


1.26%
1.06%
3.10%
4.76%
18.92%
10.70%
Europe ex-U.K.
Canada
United Kingdom
Other
Australia
Bahamas

By Deal Terms


0.02%
13.65%
13.83%
42.99%
29.51%
Cash
Undetermined
Cash & Stock
Stock with Fixed Exchange Ratio
Stock and Stub

Sector Breakdown


27.66%
15.85%
14.80%
11.84%
9.01%
6.20%
6.00%
5.72%
2.86%
0.05%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
Industrials
Consumer Staples
Health Care
Consumer Disc.
Information Tech.
Energy
Materials
Telecom
Financials
Utilities

Must be preceded or accompanied by a current prospectus or summary prospectus.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may result in increased transaction costs to the Fund, which could impact the Fund's performance.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Alpha** is a measure of performance on a risk-adjusted basis. The excess return of the fund relative to the return of the benchmark index is a funds alpha; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **R-Squared** is a statistical measure that represents the percentage of a fund or securitys movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

The Merger Fund VL

Monthly Performance Update

Fund Information

Inception:	May 26, 2004	Phone:	(914) 741 - 5600
Total Fund Assets:	USD 13.8 million	Address:	100 Summit Lake Drive Valhalla, NY 10595
Total Strategy Assets:	USD 5.0 billion		

As of October 31, 2012, the Fund had a one-month return of -1.04%, equivalent to 0.19% YTD, and 6.02% annualized since inception.

Performance

as of Month-End: October 31, 2012

	1-month	3-month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	-1.04%	-0.29%	0.19%	1.26%	2.74%	3.31%	6.02%
S&P 500 TR	-1.85%	2.96%	14.29%	15.21%	13.21%	0.36%	4.92%
Barclays Agg. Bond	0.20%	0.41%	4.21%	5.26%	6.10%	6.39%	5.74%

as of Quarter-End: September 30, 2012

	1 month	3 month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	-0.19%	1.05%	1.25%	4.50%	3.13%	3.79%	6.21%
S&P 500 TR	2.58%	6.35%	16.44%	30.20%	13.20%	1.05%	5.21%
Barclays Agg. Bond	0.14%	1.59%	4.00%	5.17%	6.20%	6.54%	5.77%

Distribution of Returns

Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%	-1.04%			0.19%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004	-	-	-	-	-	0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

Statistical Analysis

	Annualized Return	Standard Deviation	Sharpe Ratio	Alpha	Beta	R-Squared	Max Drawdown	Max Drawdown Length	Months to Recover	Percent Profitable Periods
The Merger Fund VL	6.02%	5.25%	1.14	4.92%	0.20	0.34	-7.22%	3	4	78%
S&P 500 TR	4.92%	15.50%	0.39	-	1.00	1.00	-50.95%	16	37	64%
Barclays Agg. Bond	5.74%	3.26%	1.73	5.73%	0.01	0.00	-3.82%	7	2	71%

Past performance does not guarantee future results.

The Merger Fund VL

Monthly Portfolio Composition

As of October 31, 2012

Position Summary

Top five positions as % of net assets:	22.11%
Average position size:	1.17%
Number of long positions[1]:	77
Number of short positions[1]:	14
% Invested:	89.88%
Short positions as a % of net assets:	13.87%

[1] *It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of the Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash deals, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or directional exposure. Our positions are typically fully hedged to neutralize such exposure, in order to minimize equity market correlation and volatility.*

Regional Exposure


61.22%
18.27%
9.70%
4.92%
2.97%
1.33%
1.05%
0.54%
United States
Europe ex-U.K.
Canada
United Kingdom
Other
Australia
Bahamas
Japan

By Deal Terms


36.04%
33.26%
16.60%
14.08%
0.02%
Cash
Undetermined
Cash & Stock
Stock with Fixed Exchange Ratio
Stock and Stub

Sector Breakdown


30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
27.10%
15.90%
12.95%
10.81%
10.30%
7.77%
6.49%
5.05%
3.61%
0.01%
Industrials
Health Care
Consumer Staples
Consumer Disc.
Telecom
Energy
Materials
Information Tech.
Financials
Utilities

Must be preceded or accompanied by a current prospectus or summary prospectus.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may result in increased transaction costs to the Fund, which could impact the Fund's performance.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Alpha** is a measure of performance on a risk-adjusted basis. The excess return of the fund relative to the return of the benchmark index is a funds alpha; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **R-Squared** is a statistical measure that represents the percentage of a fund or securitys movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

The Merger Fund VL

Monthly Performance Update

Fund Information

Inception: May 26, 2004

Total Fund Assets: USD 14.4 million

Total Strategy Assets: USD 4.8 billion

Phone: (914) 741 - 5600

Address: 100 Summit Lake Drive
Valhalla, NY 10595

As of November 30, 2012, the Fund had a one-month return of 1.05%, equivalent to 1.25% YTD, and 6.09% annualized since inception.

Performance

as of Month-End: November 30, 2012

	1-month	3-month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	1.05%	-0.19%	1.25%	1.49%	2.91%	4.45%	6.09%
S&P 500 TR	0.58%	1.27%	14.96%	16.13%	11.25%	1.34%	4.94%
Barclays Agg. Bond	0.16%	0.50%	4.38%	5.53%	5.70%	6.05%	5.70%

as of Quarter-End: September 30, 2012

	1 month	3 month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	-0.19%	1.05%	1.25%	4.50%	3.13%	3.79%	6.21%
S&P 500 TR	2.58%	6.35%	16.44%	30.20%	13.20%	1.05%	5.21%
Barclays Agg. Bond	0.14%	1.59%	4.00%	5.17%	6.20%	6.54%	5.77%

Distribution of Returns

The Merger Fund VL - MERVX
S&P 500 TR
Barclays Aggregate Bond Index
Number of Periods
180
160
140
120
100
80
60
40
20
0
< -10
-10 to -8
-8 to -6
-6 to -4
-4 to -2
-2 to 0
0 to 2
2 to 4
4 to 6
6 to 8
8 to 10
> 10

Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%	-1.04%	1.05%		1.25%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004	-	-	-	-	-	0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

.

Statistical Analysis

	Annualized Return	Standard Deviation	Sharpe Ratio	Alpha	Beta	R-Squared	Max Drawdown	Max Drawdown Length	Months to Recover	Percent Profitable Periods
The Merger Fund VL	6.09%	5.23%	1.15	4.98%	0.20	0.34	-7.22%	3	4	78%
S&P 500 TR	4.94%	15.43%	0.39	-	1.00	1.00	-50.95%	16	37	65%
Barclays Agg. Bond	5.70%	3.24%	1.72	5.69%	0.01	0.00	-3.82%	7	2	72%

Past performance does not guarantee future results.

As of November 30, 2012

Position Summary

Top five positions as % of net assets:	22.63%
Average position size:	1.19%
Number of long positions[1]:	80
Number of short positions[1]:	13
% Invested:	95.29%
Short positions as a % of net assets:	13.82%

[1] *It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of the Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash deals, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or directional exposure. Our positions are typically fully hedged to neutralize such exposure, in order to minimize equity market correlation and volatility.*

Regional Exposure


61.90%
17.88%
9.49%
4.07%
2.88%
2.73%
0.58%
0.46%
United States
Europe ex-U.K.
Canada
United Kingdom
Australia
Other
Japan
Asia ex-Japan

By Deal Terms


33.62%
33.50%
19.27%
13.26%
0.34%
Cash
Undetermined
Cash & Stock
Stock with Fixed Exchange Ratio
Stock and Stub

Sector Breakdown


25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
22.20%
14.42%
14.32%
12.35%
11.29%
9.82%
6.73%
4.44%
4.43%
Industrials
Consumer Staples
Health Care
Consumer Disc.
Telecom
Energy
Materials
Information Tech.
Financials

Must be preceded or accompanied by a current prospectus or summary prospectus.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may result in increased transaction costs to the Fund, which could impact the Fund's performance.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Alpha** is a measure of performance on a risk-adjusted basis. The excess return of the fund relative to the return of the benchmark index is a funds alpha; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **R-Squared** is a statistical measure that represents the percentage of a fund or securitys movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

The Merger Fund VL

Monthly Performance Update

Fund Information

Inception:	May 26, 2004	Phone:	(914) 741 - 5600
Total Fund Assets:	USD 14.4 million	Address:	100 Summit Lake Drive Valhalla, NY 10595
Total Strategy Assets:	USD 4.8 billion		

As of the end of December, the Fund returned 1.26% for the month, 2.52% YTD, and 6.18% annualized since inception.

Performance

as of Month-End: December 31, 2012

	1-month	3-month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	1.26%	1.26%	2.52%	2.52%	2.88%	4.79%	6.18%
S&P 500 TR	0.91%	-0.38%	16.00%	16.00%	10.87%	1.66%	5.01%
Barclays Agg. Bond	-0.14%	0.22%	4.23%	4.23%	6.21%	5.96%	5.63%

as of Quarter-End: December 31, 2012

	1 month	3 month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	1.26%	1.26%	2.52%	2.52%	2.88%	4.79%	6.18%
S&P 500 TR	0.91%	-0.38%	16.00%	16.00%	10.87%	1.66%	5.01%
Barclays Agg. Bond	-0.14%	0.22%	4.23%	4.23%	6.21%	5.96%	5.63%

Distribution of Returns

The Merger Fund VL - MERVX
S&P 500 TR
Barclays Aggregate Bond Index
Number of Periods
200
180
160
140
120
100
80
60
40
20
0
< -10
-10 to -8
-8 to -6
-6 to -4
-4 to -2
-2 to 0
0 to 2
2 to 4
4 to 6
6 to 8
8 to 10
> 10

Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%	-1.04%	1.05%	1.26%	2.52%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004	-	-	-	-	-	0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

Statistical Analysis

	Annualized Return	Standard Deviation	Sharpe Ratio	Alpha	Beta	R-Squared	Max Drawdown	Max Drawdown Length	Months to Recover	Percent Profitable Periods
The Merger Fund VL	6.18%	5.21%	1.18	5.06%	0.20	0.34	-7.22%	3	4	79%
S&P 500 TR	5.01%	15.35%	0.40	-	1.00	1.00	-50.95%	16	37	65%
Barclays Agg. Bond	5.63%	3.23%	1.71	5.62%	0.01	0.00	-3.82%	7	2	71%

Past performance does not guarantee future results.

The Merger Fund VL

Monthly Portfolio Composition

As of December 31, 2012

Position Summary

Top five positions as % of net assets:	16.11%
Average position size:	1.10%
Number of long positions[1]:	79
Number of short positions[1]:	16
% Invested:	86.92%
Short positions as a % of net assets:	11.99%

[1] It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of the Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash deals, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or directional exposure. Our positions are typically fully hedged to neutralize such exposure, in order to minimize equity market correlation and volatility.

Regional Exposure



0.18%
3.02%
1.42%
3.13%
0.52%
4.84%
7.97%
8.05%
70.87%
United States
Europe ex-U.K.
Canada
United Kingdom
Australia
Mexico
Japan
Asia ex-Japan
Other

By Deal Terms



12.65%
0.52%
35.66%
20.09%
31.08%
Undetermined
Cash
Cash & Stock
Stock with Fixed Exchange Ratio
Stock and Stub

Sector Breakdown



20.00%
15.00%
10.00%
5.00%
0.00%
17.72%
16.76%
16.05%
12.51%
10.78%
10.10%
7.29%
5.53%
3.27%
Energy
Consumer Disc.
Industrials
Telecom
Consumer Staples
Health Care
Financials
Materials
Information Tech.

Must be preceded or accompanied by a current prospectus or summary prospectus.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may result in increased transaction costs to the Fund, which could impact the Fund's performance.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Alpha** is a measure of performance on a risk-adjusted basis. The excess return of the fund relative to the return of the benchmark index is a funds alpha; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **R-Squared** is a statistical measure that represents the percentage of a fund or securitys movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

The Merger Fund VL

Monthly Performance Update

Fund Information

Inception:	May 26, 2004	Phone:	(914) 741 - 5600
Total Fund Assets:	USD 14.4 million	Address:	100 Summit Lake Drive Valhalla, NY 10595
Total Strategy Assets:	USD 4.8 billion		

As of the end of January, the Fund returned -0.57% for the month, -0.57% YTD, and 6.05% annualized since inception.

Performance

as of Month-End: January 31, 2013

	1-month	3-month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	-0.57%	1.74%	-0.57%	2.03%	2.50%	5.23%	6.05%
S&P 500 TR	5.18%	6.75%	5.18%	16.78%	14.14%	3.97%	5.57%
Barclays Agg. Bond	-0.70%	-0.68%	-0.70%	2.60%	5.43%	5.46%	5.48%

as of Quarter-End: December 31, 2012

	1 month	3 month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	1.26%	1.26%	2.52%	2.52%	2.88%	4.79%	6.18%
S&P 500 TR	0.91%	-0.38%	16.00%	16.00%	10.87%	1.66%	5.01%
Barclays Agg. Bond	-0.14%	0.22%	4.23%	4.23%	6.21%	5.96%	5.63%

Distribution of Returns

The Merger Fund VL - MERVX
S&P 500 TR
Barclays Aggregate Bond Index
Number of Periods
0
20
40
60
80
100
120
140
160
180
200
< -10
-10 to -8
-8 to -6
-6 to -4
-4 to -2
-2 to 0
0 to 2
2 to 4
4 to 6
6 to 8
8 to 10
> 10

Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2013	-0.57%												-0.57%
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%	-1.04%	1.05%	1.26%	2.52%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004	-	-	-	-	-	0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

Statistical Analysis

	Annualized Return	Standard Deviation	Sharpe Ratio	Alpha	Beta	R-Squared	Max Drawdown	Max Drawdown Length	Months to Recover	Percent Profitable Periods
The Merger Fund VL	6.05%	5.20%	1.15	4.85%	0.19	0.32	-7.22%	3	4	78%
S&P 500 TR	5.57%	15.36%	0.43	-	1.00	1.00	-50.95%	16	37	65%
Barclays Agg. Bond	5.48%	3.24%	1.66	5.49%	0.01	0.00	-3.82%	7	2	70%

Past performance does not guarantee future results.

The Merger Fund VL

Monthly Portfolio Composition

As of January 31, 2013

Position Summary

Top five positions as % of net assets:	16.26%
Average position size:	0.99%
Number of long positions[1]:	80
Number of short positions[1]:	17
% Invested:	79.45%
Short positions as a % of net assets:	14.23%

[1] *It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of the Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash deals, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or directional exposure. Our positions are typically fully hedged to neutralize such exposure, in order to minimize equity market correlation and volatility.*

Regional Exposure



- United States 72.88%
- Canada 8.45%
- Europe ex-U.K. 7.81%
- United Kingdom 5.58%
- Australia 3.30%
- Japan 0.94%
- Mexico 0.86%
- Other 0.19%

By Deal Terms



- Undetermined 36.48%
- Cash 26.66%
- Cash & Stock 21.82%
- Stock with Fixed Exchange Ratio 14.49%
- Stock and Stub 0.55%

Sector Breakdown



- Consumer Disc. 18.23%
- Energy 17.59%
- Industrials 15.56%
- Telecom 11.74%
- Health Care 10.79%
- Financials 9.90%
- Consumer Staples 7.02%
- Materials 5.44%
- Information Tech. 3.72%

Must be preceded or accompanied by a current prospectus or summary prospectus.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may result in increased transaction costs to the Fund, which could impact the Fund's performance.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Alpha** is a measure of performance on a risk-adjusted basis. The excess return of the fund relative to the return of the benchmark index is a funds alpha; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **R-Squared** is a statistical measure that represents the percentage of a fund or securitys movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

The Merger Fund VL

Monthly Performance Update

Fund Information

Inception:	May 26, 2004	Phone:	(914) 741 - 5600
Total Fund Assets:	USD 15.7 million	Address:	100 Summit Lake Drive Valhalla, NY 10595
Total Strategy Assets:	USD 4.7 billion		

As of the end of March, the Fund returned 0.19% for the month, -0.38% YTD, and 6.01% annualized since inception.

Performance

as of Month-End: February 28, 2013

	1-month	3-month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.19%	0.87%	-0.38%	1.25%	2.31%	4.78%	6.01%
S&P 500 TR	1.36%	7.58%	6.61%	13.46%	13.50%	4.94%	5.68%
Barclays Agg. Bond	0.50%	-0.34%	-0.20%	3.13%	5.47%	5.53%	5.49%

as of Quarter-End: December 31, 2012

	1 month	3 month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	1.26%	1.26%	2.52%	2.52%	2.88%	4.79%	6.18%
S&P 500 TR	0.91%	-0.38%	16.00%	16.00%	10.87%	1.66%	5.01%
Barclays Agg. Bond	-0.14%	0.22%	4.23%	4.23%	6.21%	5.96%	5.63%

Distribution of Returns

Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2013	-0.57%	0.19%											-0.38%
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%	-1.04%	1.05%	1.26%	2.52%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004	-	-	-	-	-	0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

Statistical Analysis

	Annualized Return	Standard Deviation	Sharpe Ratio	Alpha	Beta	R-Squared	Max Drawdown	Max Drawdown Length	Months to Recover	Percent Profitable Periods
The Merger Fund VL	6.01%	5.17%	1.15	4.80%	0.19	0.32	-7.22%	3	4	78%
S&P 500 TR	5.68%	15.29%	0.44	-	1.00	1.00	-50.95%	16	37	66%
Barclays Agg. Bond	5.49%	3.23%	1.67	5.50%	0.01	0.00	-3.82%	7	2	70%

Past performance does not guarantee future results.

The Merger Fund VL

Monthly Portfolio Composition

As of February 28, 2013

Position Summary

Top five positions as % of net assets:	17.29%
Average position size:	1.08%
Number of long positions[1]:	81
Number of short positions[1]:	19
% Invested:	87.52%
Short positions as a % of net assets:	16.45%

[1] It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of the Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash deals, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or directional exposure. Our positions are typically fully hedged to neutralize such exposure, in order to minimize equity market correlation and volatility.

Regional Exposure



76.45%
8.34%
5.40%
3.09%
2.57%
2.25%
1.86%
0.04%
United States
Europe ex-U.K.
United Kingdom
Australia
Canada
North America
Mexico
Asia ex-Japan

By Deal Terms



37.92%
27.50%
18.30%
15.76%
0.52%
Undetermined
Cash
Cash & Stock
Stock with Fixed Exchange Ratio
Stock and Stub

Sector Breakdown



25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
22.26%
16.06%
13.64%
10.78%
10.60%
9.37%
8.51%
5.42%
3.36%
Consumer Disc.
Energy
Financials
Consumer Staples
Industrials
Telecom
Health Care
Materials
Information Tech.

Must be preceded or accompanied by a current prospectus or summary prospectus.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may result in increased transaction costs to the Fund, which could impact the Fund's performance.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Alpha** is a measure of performance on a risk-adjusted basis. The excess return of the fund relative to the return of the benchmark index is a funds alpha; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **R-Squared** is a statistical measure that represents the percentage of a fund or securitys movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

The Merger Fund VL

Monthly Performance Update

Fund Information

Inception:	May 26, 2004	Phone:	(914) 741 - 5600
Total Fund Assets:	USD 15.7 million	Address:	100 Summit Lake Drive Valhalla, NY 10595
Total Strategy Assets:	USD 4.8 billion		

As of the end of March, the Fund returned 0.67% for the month, 0.28% YTD, and 6.03% annualized since inception.

Performance

as of Month-End: March 31, 2013

	1-month	3-month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.67%	0.28%	0.28%	1.64%	2.28%	5.23%	6.03%
S&P 500 TR	3.75%	10.61%	10.61%	13.96%	12.67%	5.81%	6.06%
Barclays Agg. Bond	0.08%	-0.12%	-0.12%	3.79%	5.54%	5.48%	5.45%

as of Quarter-End: March 31, 2013

	1 month	3 month	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	0.67%	0.28%	0.28%	1.64%	2.28%	5.23%	6.03%
S&P 500 TR	3.75%	10.61%	10.61%	13.96%	12.67%	5.81%	6.06%
Barclays Agg. Bond	0.08%	-0.12%	-0.12%	3.79%	5.54%	5.48%	5.45%

Distribution of Returns



Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Historical Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2013	-0.57%	0.19%	0.67%										0.28%
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%	-1.04%	1.05%	1.26%	2.52%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004	-	-	-	-	-	0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

Statistical Analysis

	Annualized Return	Standard Deviation	Sharpe Ratio	Alpha	Beta	R-Squared	Max Drawdown	Max Drawdown Length	Months to Recover	Percent Profitable Periods
The Merger Fund VL	6.03%	5.15%	1.16	4.75%	0.19	0.32	-7.22%	3	4	78%
S&P 500 TR	6.06%	15.25%	0.46	-	1.00	1.00	-50.95%	16	37	66%
Barclays Agg. Bond	5.45%	3.21%	1.66	5.45%	0.01	0.00	-3.82%	7	2	71%

Past performance does not guarantee future results.

As of March 31, 2013

Position Summary

Top five positions as % of net assets:	17.34%
Average position size:	1.07%
Number of long positions[1]:	78
Number of short positions[1]:	16
% Invested:	83.69%
Short positions as a % of net assets:	15.93%

[1] *It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of the Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash deals, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or directional exposure. Our positions are typically fully hedged to neutralize such exposure, in order to minimize equity market correlation and volatility.*

Regional Exposure



- United States — 76.45%
- Europe ex-U.K. — 8.34%
- United Kingdom — 5.40%
- Australia — 3.09%
- Canada — 2.57%
- North America — 2.25%
- Mexico — 1.86%
- Asia ex-Japan — 0.04%

Sector Breakdown



- Consumer Disc. — 22.23%
- Energy — 15.02%
- Financials — 13.92%
- Consumer Staples — 11.36%
- Telecom — 10.65%
- Health Care — 8.81%
- Industrials — 8.59%
- Materials — 6.16%
- Information Tech. — 3.26%

Must be preceded or accompanied by a current prospectus or summary prospectus.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. The principal risk associated with the Fund's merger arbitrage investment strategy is that certain of the proposed reorganizations in which the Fund invests may be renegotiated or terminated, in which case losses may be realized. Investments in foreign companies involved in pending mergers, takeovers and other corporate reorganizations may entail political, cultural, regulatory, legal and tax risks different from those associated with comparable transactions in the United States. Merger arbitrage portfolios may have higher turnover rates than portfolios of typical long-only funds. This may result in increased transaction costs to the Fund, which could impact the Fund's performance.

Definitions: **The S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Alpha** is a measure of performance on a risk-adjusted basis. The excess return of the fund relative to the return of the benchmark index is a funds alpha; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **R-Squared** is a statistical measure that represents the percentage of a fund or securitys movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



The Merger Fund VL

A Westchester Capital Fund

Ticker Symbol

MERVX

Contents

About us



Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

College and Education Expenses

Wealth Preservation

Financing Retirement

Purchase of a Home

Wealth Transfer

Supplemental Income Generation

By combining The Merger Fund VL with traditional asset classes, investors have the opportunity to enhance investment performance potential in any market environment because it may *stabilize* portfolio returns and *reduce* investment risk.

Westchester Capital Management, LLC

Firm

- Founded in 1980
- Independent; employee owned
- Over 300,000 investors worldwide

People

- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients in all funds
- No investment professional turnover since firm inception

Scale

- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments



Westchester Capital Management
USD 5.1 billion[1]
The Merger Fund®
USD 4.8 billion
The Merger Fund VL
USD 13.5 million
Dunham Monthly Distribution Fund
USD 142.7 million
MLIS Westchester UCITS Fund
USD 12.6 million
Green & Smith Investment Management L.L.C.
(Hedge Fund Adviser)
GS Master Trust
(Master/Feeder Structure)
USD 89.8 million
The Merger Fund Ltd.
(Offshore)
Hudson Valley Partners, L.P.
(Domestic)

Over 30 years of delivering alternative investment solutions for institutional and individual investors.

[1]As of June 30, 2012. Westchester Capital Management, LLC – Founded in 1980; Green & Smith Investment Management L.L.C. – Founded in 1996. Figures may not add due to rounding.

Key Milestones



Year	Milestone
1980	**Westchester Capital Management ("WCM")** is founded as a Registered Investment Advisor.
1982	WCM begins **sub-advising mutual funds**
1987	**U.S. onshore hedge fund** is launched.
1989	**The Merger Fund® is launched, the first merger arbitrage mutual fund in the industry.**
1996	**Offshore hedge fund** is launched.
2004	**The Merger Fund VL** is launched.
2005	**U.S. and offshore hedge funds restructured** into a master/feeder vehicle.
2008	WCM begins sub-advising **Dunham Monthly Distribution Fund.**
2011	**MLIS – Westchester Capital Merger Arbitrage UCITS Fund** is launched.
2012	**Hedge fund advisor is registered** with the U.S. Securities & Exchange Commission.

6

What Sets WCM Apart?

Global Reach

Expansive access to independent experts hired exclusively to provide insight on regulatory, economic, industry and political issues worldwide.

Absolute Return Focus

Strong investment process focused on **absolute return** (consistent, positive returns – largely independent of market moves). Sophisticated and comprehensive risk controls to limit volatility.

Institutional Discipline

Solutions that meet the rigorous standards of leading institutions, for private investors.

Global Reach



Expansive access to independent experts hired exclusively to provide insight on regulatory, economic, industry and political issues worldwide.

❑ **Worldwide focus - "Go where the deals are"**

❑ **Extraordinary buying power**

❑ **Access to top-tier global experts; enhanced relationships with sell-side analysts, traders, and stock-loan departments**

Global Networks		
	U.S. Anti-Trust Counsel	Economic Advisors
	U.S. Regulatory Counsel	Political Experts
	Foreign Anti-Trust Counsel	Industry Consultants
	Foreign Regulatory Attorneys	

8

Absolute Returns



Global Reach | Absolute Return Focus | Institutional Discipline

Risk management is key product differentiator

Surrender extraordinary gains during a strong market in order to…

Achieve competitive performance during calmer markets.

Market

Absolute Return

…profit from downside protection in a down market.

ABSOLUTE RETURN = DOWNSIDE PROTECTION, UPSIDE PARTICIPATION

- Returns are not correlated with those of the stock or bond market;

- Returns are less volatile than equity markets;

- Over the long term, given the **absolute return** nature of the strategy, compounded rates of return are higher than those afforded by traditional investing.

Institutional Discipline



Westchester strategies meet the rigorous standards of institutional investors…

❖ Institutional investors employ a checklist of rigorous standards against which they evaluate investment managers.

❖ At Westchester Capital, we believe in providing the same investment strategies that meet our institutional clients' requirements to all our clients, regardless of the size of their accounts.

PEOPLE
- Depth and experience of investment talent
- Continuity of investment team leadership.

PROCESS
- Fundamentally sound and repeatable
- Commitment to risk management

PHILOSOPHY
- Disciplined and consistently applied
- Focus on compounding capital positively through all market cycles

PERFORMANCE
- Competitive, risk-adjusted returns over time
- Consistency and *explain-ability* of results

…giving private clients what the world's most demanding institutions get.

10

Historical performance



Average Annualized Returns vs. Market Indices

Inception, June 2004, 2004 to June 30, 2012

	QTD	YTD	1-year	3-year	5-year	7-year	Since Inception
The Merger Fund®	-0.95%	0.19%	-2.38%	3.61%	3.54%	5.91%	6.27%
S&P 500	-2.75%	9.49%	5.45%	16.40%	0.22%	4.09%	4.57%
Barclays Agg. Bond	2.06%	2.37%	7.48%	6.95%	6.80%	5.58%	5.75%

The Fund's net operating expenses are 1.40%. Expense ratios are as of the April 20, 2011 prospectus, as supplemented from time to time.[1]

	Standard Deviation	Sharpe Ratio*	R-Squared	Max NAV Decline	Beta	Max Drawdown Length	Months to Recover
The Merger Fund®	5.32%	1.17	0.34	-7.22%	0.20	3	4
S&P 500	15.77%	0.36	1.00	-50.95%	1.00	16	-
Barclays Agg. Bond	3.30%	1.71	0.00	-3.82%	0.01	7	2

* 3-month T-Bill used for risk-free rate.

[1]Excludes interest expense, borrowing expense on securities sold short and dividends on securities sold short. These charts reflect the performance of The Merger Fund VL from June 1, 2004, the first full month of the life of the Fund, through June 2012. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959.

Upside Participation and Loss Avoidance

Comparison of historical index performance

June 1, 2004 – June 30, 2012



Returns	Risk Management
▪ Equity-like returns over a full market cycle	▪ Less than half the volatility of the equity market
	▪ Preserve capital during times of stress

Source: Pertrac. Past performance is not a guarantee of future results.

Result of Managing Risk

The inclusion of a The Merger Fund VL in an investment portfolio may add a layer of diversification and reduce volatility resulting in higher risk-adjusted returns.



Growth of USD 1,000,000

During the financial crisis, **The Merger Fund VL** held steady as U.S. and global equity markets plummeted.

USD 16,352
RoR: 6.27%; Std. Dev: 5.32%

USD 15,711
RoR: 5.75%; Std. Dev: 3.30%

USD 14,593
RoR: 4.79%; Std. Dev: 17.34%

USD 10,580
RoR: 4.57%; Std. Dev: 15.77%

The Merger Fund VL — S&P 500 — Barclays Aggregate Bond — MSCI World Index

14

Source: Pertrac, Westchester Capital Management, June 2004 through December 2011. Past performance is not a guarantee of future results.

Historical Performance

Monthly, Inception – June 30, 2012

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
2012	-0.10	0.96	0.28	0.38	-1.51	0.19							0.19
2011	0.91	0.45	1.61	0.88	0.00	-0.35	-1.66	-2.85	-1.19	2.13	0.82	0.24	0.87
2010	0.56	0.74	0.74	-0.27	-1.93	0.84	1.30	0.83	1.18	0.45	0.18	0.59	5.30
2009	0.71	-0.50	4.04	1.26	0.77	0.57	0.57	1.13	0.74	0.09	0.55	1.34	11.80
2008	-2.61	2.37	-1.51	4.40	3.62	-3.59	2.55	2.68	-3.17	-2.50	0.10	1.85	3.79
2007	1.30	1.45	0.42	0.92	1.99	-0.24	-1.55	1.16	0.25	1.31	-4.36	-0.39	2.11
2006	2.37	1.96	1.31	0.52	1.29	3.05	0.58	1.55	0.81	0.80	0.08	1.14	16.55
2005	0.00	0.09	0.94	0.00	1.31	0.46	1.38	0.72	0.27	-3.67	1.86	1.19	4.53
2004					-0.40	0.30	-1.40	1.52	0.80	0.79	1.97	2.32	6.00

Inception: May 26, 2004. Past performance is no guarantee of future results.

Effect of a Rising Rate Environment

The Merger Fund VL as a diversifier to your fixed income portfolio…

Absolute return oriented products should be partially *positively correlated* with interest rates, or the cost of capital:



Interest rates rise — Bond prices fall



Interest rates rise — Rates of return potential rise for merger arbitrage transactions.

Therefore, if interest rates rise, it may **provide a hedge** to the decreased value of bonds in one's portfolio.

Investment overview



Portfolio Manager Background

❖ **Roy D. Behren, Portfolio Manager; 2006 – Present**

- Analyst – Westchester Capital Management; 1994 - 2006

- Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994

- BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law

❖ **Michael T. Shannon CFA, Portfolio Manager; 2006 – Present**

- Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006

- Analyst – Westchester Capital Management; 1996 - 2005

- Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996

- BS, Finance – Boston College

Investment Philosophy

The Merger Fund VL is a global merger arbitrage fund which principally invests in publicly announced mergers, acquisitions, takeovers and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions.

> **Create a portfolio derived from high conviction ideas within global markets**

Our investments are predicated *ONLY* on the successful completion of the corporate event.

> **Invest in highly liquid situations across the globe**
> - Although we invest principally in equities, we are capital-structure agnostic.

> **Focus on absolute returns, not relative value**
> - We fully hedge directional correlation and exposure both at the individual deal level and at the macro level, and
> - At the same time, we concentrate on minimizing volatility and transaction risk.

> **Avoid speculative situations; we do not invest on rumor**
> - Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

Investment Process

Idea Generation

- Primary research targeting merger-arbitrage situations and other event-driven opportunities

Analysis

- Forecasts of the trade's upside, downside and probability of success
  - Primary research, including company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

Portfolio Optimization

- Security selection, position sizing and ongoing monitoring
  - Calculation of both the expected return (reward) and variability (risk) of the outcomes and, ranking of the potential investments we are tracking to determine the price at which we would transact
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns



Review of Merger Agreement
Consultation with Outside Experts
Company Meetings & Presentations
Investment Inputs
Qualitative Business Analysis
Quantitative Risk Management Analysis
Macroeconomic Analysis
Sell-side Research

Portfolio Construction

Our goal is to expose our clients only to the risk pertaining to whether the deals are successful or not, rather than any type of directional correlation, be it interest rate, currency or overall market risk.

The team will choose securities they believe offer the best risk/reward within the strategy guidelines.

General Portfolio Guidelines:

- **Market Capitalization**: typically $400 million or greater (target company)

- **Position size**: <10% of portfolio net assets; typical position size 1.0%-1.5%

- **Deal-break exposure**: Limited to no more than 2.0% downside (VAR)

- **Position Liquidity**: 3-4 days trading volume

- **Industry/Sector Exposure**: <25% of portfolio net assets

- **Average international exposure**: 30%

- **No Leverage**

Types of Securities:

- **Exchange -Listed Equities**
- **Exchange -Traded Funds**
- **Listed Options**
- **OTC Options**
- **Equity-based Total Return Swaps**
- **Currencies**
- **Currency Forward Sales**
- **Corporate Bonds**
- **Convertible Bonds**

It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of our Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash tender offers, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or exposure. Our positions are typically fully hedged to the extent each has any directional bias, in order to minimize equity market correlation and volatility.

Risk Management

The liquidity and beta exposures of the overall portfolio are controlled and managed toward market neutrality.

Deal Hedge

➢ **Stock-for-Stock transaction**: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction

➢ **Cash Transaction**: given that the dollar value to be received is fixed, we will purchase shares of the target company only.

- *Residual Market or Beta Exposure:* hedge through use of macro sector hedges, typically via put options

Currency Hedge

➢ **Foreign Transactions**: make forward sales of the currency to be paid as of the expected date of deal closing

Macro Hedge

➢ **During extreme market conditions all transactions and positions may correlate. For such situations the Fund carries an insurance overlay, generally equity put options.**

De-risking "sell" triggers

➢ **risk/reward relationship is no longer favorable,**

➢ **there is concern about the status of the transaction**

Why Invest with Us?

The Merger Fund VL offers investors access to an alternative investment "hedge fund" strategy in *a regulated, transparent, mutual fund with daily liquidity.*

- Having **invested in over 3,500 corporate reorganizations** and other event-driven situations, we're among the most experienced players in our space.

- **Our scale and strong Wall Street relationships** give us a competitive edge when it comes to research, trading and access to hard-to-borrow securities.

- **Our interests are completely aligned with those of our investors**. Each of our portfolio managers has committed the bulk of his investable assets to one or more of our funds.



Meet our team



Investment Management Team



Roy D. Behren, born 1960, came to WCM in 1994 from the U.S. Securities and Exchange Commission and became a Managing Member of WCM as of December 31, 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. He then joined the SEC's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee. He is a co-portfolio manager for Westchester Capital Management, LLC and affiliate, Green & Smith Investment Management L.L.C. and was their Chief Compliance Officer from September 2002 through June 2010.



Michael T. Shannon, born 1966, joined WCM in 1996 and became a Managing Member of WCM as of December 31, 2010. He received a B.S. in Finance from Boston College and was subsequently hired by J.P. Morgan, where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments. After a brief stint as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co. from March 2005 to May 2006, he rejoined WCM as co-portfolio manager. Mike, who holds a Chartered Financial Analyst certification, is a member of the New York Society of Security Analysts and the CFA Institute.

Investment Management Team (cont.)



Robert K. Lynch, born 1968, was hired as WCM's Director of Research in May 2005. He was formerly a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM. He graduated from Brown University and received his MBA from Columbia University. Rob was a senior risk arbitrage analyst in the equity derivatives group at Société Générale.



Abraham R. Cary, born 1975, is WCM's head trader, having joined the firm in January 2002. Before joining WCM, he was Vice President and Senior trader on the risk arbitrage desk of Crédit Lyonnais. After graduating from Middlebury College with a B.A. in Geography and French, Abe was hired by the equity derivatives group at Société Générale as a risk arbitrage trader.



Steven V. Tan, born 1976, joined WCM as Senior Analyst in January 2012. Formerly, he was Vice President at Avenue Capital where he was a senior analyst in the Event Driven Group and later in the High Yield and Distressed Group. After graduating from college, he was a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his MBA from the Harvard Business School. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.



Benjamin E. Kunofsky, born 1986, joined WCM as Assistant Trader in 2010. Ben graduated from Middlebury College completing his B.A. in Mathematics and Religion in 2009.

Business and Operations Management



Bruce J. Rubin, born 1959, joined WCM as Chief Operating Officer in 2010. Bruce had previously spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce practiced law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including President and CEO of PaineWebber Properties and CAO at Lightyear Capital, a private equity fund. He became the Chief Compliance Officer for Westchester Capital Management, LLC and affiliate Green & Smith Investment Management L.L.C. as of July 2010.



Jody Harris-Stern, born 1975, joined WCM as Director of Business Development in 2010. Jody was formerly Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her financial career at Zweig Advisors and held a number of positions within the firm. She spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations.



Jennifer A. Coppola, born 1980, joined WCM as Assistant Controller in 2011. She was formerly an Audit Manager at Ernst & Young's New York FSO Assurance practice serving asset management clients including hedge funds, private equity funds, fund of funds, and management companies. She graduated from Pace University with both a BBA and MBA in Accounting. Jennifer is also a certified public accountant licensed in New York State.



Jane Perl, Stacey Fornabaio, Robin Grosso and Laura Morgan comprise our middle office and operational staff. Jane has been with Westchester Capital Management since 1988, Stacey since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

Contact Details

Director of Business Development	
Name:	Jody Harris-Stern
Address:	WESTCHESTER CAPITAL MANAGEMENT, LLC Green & Smith Investment Management L.L.C. 100 Summit Lake Drive Valhalla, NY 10595
Phone:	914 741 - 5600
Fax:	914 741 - 2950
Email:	Jharris-stern@mergerfund.com
Website:	www.mergerfund.com

Important Disclosures

- The information contained herein does not constitute an offer or solicitation for the purchase or sale of The Merger Fund VL shares. The Merger Fund VL's shares are not offered directly to the general public. The Merger Fund VL's shares are offered only to certain insurance-company account holders. An offer to purchase The Merger Fund VL's shares is made by means of the Prospectus, which should be carefully reviewed before any shares are purchased.

- This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.

- Investing in financial markets involves a substantial degree of risk. There can be no assurance that the investment objective described herein will be achieved. Investment losses may occur and investors could lose some or all of their investment. Nothing herein is intended to imply that an investment in the Fund or the Fund's investment strategies may be considered "conservative," "safe" or "risk-free". No regulatory authority has passed upon or endorsed this presentation or the merits of an investment in the Fund.

- Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.

- Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund ® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

- Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

- Definitions: **S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. You cannot invest directly in an index. The **Barclays Capital Aggregate Bond Index** is a market capitalization-weighted index includes Treasury securities, Government agency bonds, Mortgage-backed bonds, Corporate bonds, and a small amount of foreign bonds traded in U.S; **Correlation** is calculated using R-Squared; a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with a low R-squared doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.

The Merger Fund VL

A Westchester Capital Fund

Ticker Symbol

MERVX



Contents

About us



Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

College and Education Expenses

Wealth Preservation

Financing Retirement

Purchase of a Home

Wealth Transfer

Supplemental Income Generation

By combining The Merger Fund VL with traditional asset classes, investors have the opportunity to enhance investment performance potential in any market environment because it may *stabilize* portfolio returns and *reduce* investment risk.

Westchester Capital Management, LLC

Firm

- Founded in 1980
- Independent; employee owned
- Over 300,000 investors worldwide



Westchester Capital Management
USD 4.8 billion[1]
The Merger Fund®
USD 4.4 billion
The Merger Fund VL
USD 14.4 million
Dunham Monthly Distribution Fund
USD 211.7 million
MLIS Westchester UCITS Fund
USD 21.2 million
Green & Smith Investment Management L.L.C.
(Hedge Fund Adviser)
GS Master Trust
(Master/Feeder Structure)
USD 86.6 million
The Merger Fund Ltd.
(Offshore)
Hudson Valley Partners, L.P.
(Domestic)

People

- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients in all funds
- No investment professional turnover since firm inception

Scale

- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments

Over 30 years of delivering alternative investment solutions for institutional and individual investors.

[1]As of December 31, 2012. Westchester Capital Management, LLC – Founded in 1980; Green & Smith Investment Management L.L.C. – Founded in 1996. Figures may not add due to rounding.

Key Milestones



Westchester Capital Management ("WCM") is founded as a Registered Investment Advisor.

U.S. onshore hedge fund is launched.

Offshore hedge fund is launched.

U.S. and offshore hedge funds restructured into a master/feeder vehicle.

MLIS – Westchester Capital Merger Arbitrage UCITS Fund is launched.

| 1980 | 1982 | 1987 | 1989 | 1996 | 2004 | 2005 | 2008 | 2011 | **2012** |

WCM begins **sub-advising mutual funds**

The Merger Fund® is launched, the first merger arbitrage mutual fund in the industry.

The Merger Fund VL is launched.

WCM begins sub-advising **Dunham Monthly Distribution Fund.**

Hedge fund advisor is registered with the U.S. Securities & Exchange Commission.

6

What Sets WCM Apart?

Global Reach

Expansive access to independent experts hired exclusively to provide insight on regulatory, economic, industry and political issues worldwide.

Absolute Return Focus

Strong investment process focused on **absolute return** (consistent, positive returns – largely independent of market moves). Sophisticated and comprehensive risk controls to limit volatility.

Institutional Discipline

Solutions that meet the rigorous standards of leading institutions, for private investors.

Global Reach



Expansive access to independent experts hired exclusively to provide insight on regulatory, economic, industry and political issues worldwide.

❑ **Worldwide focus - "Go where the deals are"**

❑ **Extraordinary buying power**

❑ **Access to top-tier global experts; enhanced relationships with sell-side analysts, traders, and stock-loan departments**

Global Networks	U.S. Anti-Trust Counsel	Economic Advisors
	U.S. Regulatory Counsel	Political Experts
	Foreign Anti-Trust Counsel	Industry Consultants
	Foreign Regulatory Attorneys	

Absolute Returns



Global Reach | Absolute Return Focus | Institutional Discipline

Risk management is key product differentiator

Surrender extraordinary gains during a strong market in order to…

Achieve competitive performance during calmer markets.

Market

Absolute Return

…profit from downside protection in a down market.

ABSOLUTE RETURN = DOWNSIDE PROTECTION, UPSIDE PARTICIPATION

- Returns are not correlated with those of the stock or bond market;

- Returns are less volatile than equity markets;

- Over the long term, given the **absolute return** nature of the strategy, compounded rates of return are higher than those afforded by traditional investing.

Institutional Discipline


Westchester strategies meet the rigorous standards of institutional investors…

❖ Institutional investors employ a checklist of rigorous standards against which they evaluate investment managers.

❖ At Westchester Capital, we believe in providing the same investment strategies that meet our institutional clients' requirements to all our clients, regardless of the size of their accounts.

PEOPLE
- Depth and experience of investment talent
- Continuity of investment team leadership

PROCESS
- Fundamentally sound and repeatable
- Commitment to risk management

PHILOSOPHY
- Disciplined and consistently applied
- Focus on compounding capital positively through all market cycles

PERFORMANCE
- Competitive, risk-adjusted returns over time
- Consistency and *explain-ability* of results

…giving private clients what the world's most demanding institutions get.

Historical performance



Average Annualized Returns vs. Market Indices

Inception, June 1, 2004, to December 31, 2012

	QTD	YTD	1-year	3-year	5-year	Since Inception
The Merger Fund VL	1.26%	2.52%	2.52%	2.88%	4.79%	6.18%
S&P 500	-0.38%	16.00%	16.00%	10.87%	1.66%	5.01%
Barclays Agg. Bond	0.22%	4.23%	4.23%	6.21%	5.96%	5.63%

The Fund's net operating expenses are 1.40%. Expense ratios are as of the April 20, 2011 prospectus, as supplemented from time to time.[1]

	Standard Deviation	Sharpe Ratio*	R-Squared	Beta	Max NAV Decline	Max Drawdown Length	Months to Recover
The Merger Fund VL	5.21%	1.18	0.34	0.20	-7.22%	3	4
S&P 500	15.35%	0.40	1.00	1.00	-50.95%	16	37
Barclays Agg. Bond	3.23%	1.71	0.00	0.01	-3.82%	7	2

* 3-month T-Bill used for risk-free rate.

[1]Excludes interest expense, borrowing expense on securities sold short and dividends on securities sold short. These charts reflect the performance of The Merger Fund VL from June 1, 2004, the first full month of the life of the Fund, through September 2012. Total return and average annual returns are historical and reflect changes in share price, reinvestment of dividends and capital gains and are net of expenses. Current performance may be lower or higher than the figures shown. Investment return and principal value will fluctuate so, upon redemption, shares may be worth more or less than their original cost. The Merger Fund VL is available through variable products offered by third-party insurance companies. To obtain the most recent month end performance information and a prospectus, please contact your financial advisor or the offering insurance company or call (800) 343-8959.

Upside Participation and Loss Avoidance

Comparison of historical index performance

Inception – December 31, 2012



Returns	**Risk Management**
▪ Equity-like returns over a full market cycle	▪ Less than half the volatility of the equity market
	▪ Preserve capital during times of stress

Source: Pertrac. Past performance is not a guarantee of future results.

Result of Managing Risk

The inclusion of a The Merger Fund VL in an investment portfolio may add a layer of diversification and reduce volatility resulting in higher risk-adjusted returns.

Growth of USD 1,000,000



During the financial crisis, **The Merger Fund VL** held steady as U.S. and global equity markets plummeted.

USD 16,731
RoR: 6.18%; Std. Dev: 5.21%

USD 16,000
RoR: 5.63%; Std. Dev: 16.87%

USD 15,997
RoR: 3.23%; Std. Dev: 5.63%

USD 10,825
RoR: 5.01%; Std. Dev: 15.35%

The Merger Fund VL — S&P 500 — Barclays Aggregate Bond — MSCI World Index

14

Source: Pertrac, Westchester Capital Management, June 2004 through December 2012. Past performance is not a guarantee of future results.

Historical Performance

Monthly, Inception – December 31, 2012

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
2012	-0.10	0.96	0.28	0.38	-1.51	0.19	0.29	0.95	-0.19	-1.04	1.05	1.26	2.52
2011	0.91	0.45	1.61	0.88	0.00	-0.35	-1.66	-2.85	-1.19	2.13	0.82	0.24	0.87
2010	0.56	0.74	0.74	-0.27	-1.93	0.84	1.30	0.83	1.18	0.45	0.18	0.59	5.30
2009	0.71	-0.50	4.04	1.26	0.77	0.57	0.57	1.13	0.74	0.09	0.55	1.34	11.80
2008	-2.61	2.37	-1.51	4.40	3.62	-3.59	2.55	2.68	-3.17	-2.50	0.10	1.85	3.79
2007	1.30	1.45	0.42	0.92	1.99	-0.24	-1.55	1.16	0.25	1.31	-4.36	-0.39	2.11
2006	2.37	1.96	1.31	0.52	1.29	3.05	0.58	1.55	0.81	0.80	0.08	1.14	16.55
2005	0.00	0.09	0.94	0.00	1.31	0.46	1.38	0.72	0.27	-3.67	1.86	1.19	4.53
2004					-0.40	0.30	-1.40	1.52	0.80	0.79	1.97	2.32	6.00

Inception: May 26, 2004. Past performance is no guarantee of future results.

Effect of a Rising Rate Environment

The Merger Fund VL as a diversifier to your fixed income portfolio…

Absolute return oriented products should be partially *positively correlated* with interest rates, or the cost of capital:



Interest rates rise

Bond prices fall



Interest rates rise

Rates of return potential rise for merger arbitrage transactions.

Therefore, if interest rates rise, it may **provide a hedge** to the decreased value of bonds in one's portfolio.

Investment overview



Portfolio Manager Background

❖ **Roy D. Behren, Portfolio Manager; 2006 – Present**

- Analyst – Westchester Capital Management; 1994 - 2006

- Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994

- BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law

❖ **Michael T. Shannon CFA, Portfolio Manager; 2006 – Present**

- Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006

- Analyst – Westchester Capital Management; 1996 - 2005

- Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996

- BS, Finance – Boston College

Investment Philosophy

The Merger Fund VL is a global merger arbitrage fund which principally invests in publicly announced mergers, acquisitions, takeovers and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions.

Our investments are predicated *ONLY* on the successful completion of the corporate event.

➢ **Create a portfolio derived from high conviction ideas within global markets**

➢ **Invest in highly liquid situations across the globe**

- Although we invest principally in equities, we are capital-structure agnostic.

➢ **Focus on absolute returns, not relative value**

- We fully hedge directional correlation and exposure both at the individual deal level and at the macro level, and

- At the same time, we concentrate on minimizing volatility and transaction risk.

➢ **Avoid speculative situations; we do not invest on rumor**

- Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

19

Investment Process

Idea Generation

- Primary research targeting merger-arbitrage situations and other event-driven opportunities

Analysis

- Forecasts of the trade's upside, downside and probability of success
  - Primary research, including company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

Portfolio Optimization

- Security selection, position sizing and ongoing monitoring
  - Calculation of both the expected return (reward) and variability (risk) of the outcomes and, ranking of the potential investments we are tracking to determine the price at which we would transact
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns



Review of Merger Agreement
Consultation with Outside Experts
Company Meetings & Presentations
Investment Inputs
Qualitative Business Analysis
Quantitative Risk Management Analysis
Macroeconomic Analysis
Sell-side Research

Portfolio Construction

The team will choose securities they believe offer the best risk/reward within the strategy guidelines.

General Portfolio Guidelines:

- **Market Capitalization**: typically $350 million or greater (target company)

- **Position size**: Typically <8% of portfolio net assets; average position size 1.5%-2.5%

- **Deal-break exposure**: Limited to no more than 2.0% downside (VAR)

- **Position Liquidity**: Targeted to 3-4 days trading volume

- **Industry Exposure**: No more than 25% of portfolio net assets

- **International exposure**: No limit

- **No Leverage**

Types of Securities:

- **Exchange -Listed Equities**
- **Exchange -Traded Funds**
- **Listed Options**
- **OTC Options**
- **Equity-based Total Return Swaps**
- **Currencies**
- **Currency Forward Sales**
- **Corporate Bonds**
- **Convertible Bonds**

It is important to note that long positions, net of short positions ("Net Exposure"), is not an accurate indicator of our Fund's directional exposure and has limited informational value. The Fund's Net Exposure is dependent upon the structure and consideration paid to the target company in each of our investments. A portfolio with a greater concentration of cash tender offers, for example, will have a higher Net Exposure calculation than a portfolio composed primarily of stock-for-stock transactions, yet both portfolios will have the same level of market correlation, or exposure. Our positions are typically fully hedged to the extent each has any directional bias, in order to minimize equity market correlation and volatility.

Risk Management

Our goal is to expose our clients only to the risk pertaining to whether the deals are successful or not, rather than directional correlation to interest rate or stock market risk.

Deal Hedge

- ➢ **Stock-for-Stock transaction**: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction.

- ➢ **Cash Transaction**: given that the dollar value to be received is fixed, we will purchase shares of the target company only.

  - • *Residual Market or Beta Exposure:* hedge through use of macro sector hedges, typically via put options.

Currency Hedge

- ➢ **Foreign Transactions**: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle based on the expected date of deal completion.

Macro Hedge

- ➢ **"Disaster Insurance:"** During extreme market conditions, there can occasionally be increased correlation among historically uncorrelated assets. For such situations, the funds may hold a market hedge, often referred to as a "macro hedge." These hedges are typically structured as index put options or option spreads.

Sell Discipline

- ➢ To minimize potential losses in individual investments, our risk management policies lead us to be extremely proactive in reducing their size or selling them altogether when circumstances warrant.

- ➢ Since we dynamically monitor the risk/reward profile of all of our investments, we are in a position to modify our holdings quickly if circumstances warrant. We are not bound by mechanical "stop loss" limits but we react to the changing mix of information available to assess the likelihood of deal success.

Why Invest with Us?

The Merger Fund VL offers investors access to an alternative investment "hedge fund" strategy in *a regulated, transparent, mutual fund with daily liquidity.*

- **Having invested in more than 3,500 corporate reorganizations** over more than 30 years, Westchester Capital Management is a recognized expert in event-driven investing.

- **Our scale and strong Wall Street relationships give us a competitive edge** when it comes to research, trading and access to hard-to-borrow securities.

- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered higher compounded rates of return than those achieved by traditional 'long-only' investing.

By including The Merger Fund VL in a diversified portfolio, investors have an opportunity to create more efficient portfolios, targeting both steady gains and wealth preservation through up and down markets alike.



Meet our team



Investment Management Team



Roy D. Behren, born 1960, came to WCM in 1994 from the U.S. Securities and Exchange Commission and became a Managing Member of WCM as of December 31, 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. He then joined the SEC's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee. He is a co-portfolio manager for Westchester Capital Management, LLC and affiliate, Green & Smith Investment Management L.L.C. and was their Chief Compliance Officer from September 2002 through June 2010.



Michael T. Shannon, born 1966, joined WCM in 1996 and became a Managing Member of WCM as of December 31, 2010. He received a B.S. in Finance from Boston College and was subsequently hired by J.P. Morgan, where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments. After a brief stint as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co. from March 2005 to May 2006, he rejoined WCM as co-portfolio manager. Mike, who holds a Chartered Financial Analyst certification, is a member of the New York Society of Security Analysts and the CFA Institute.

Investment Management Team (cont.)



Robert K. Lynch, born 1968, was hired as WCM's Director of Research in May 2005. He was formerly a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM. He graduated from Brown University and received his MBA from Columbia University. Rob was a senior risk arbitrage analyst in the equity derivatives group at Société Générale.



Abraham R. Cary, born 1975, is WCM's head trader, having joined the firm in January 2002. Before joining WCM, he was Vice President and Senior trader on the risk arbitrage desk of Crédit Lyonnais. After graduating from Middlebury College with a B.A. in Geography and French, Abe was hired by the equity derivatives group at Société Générale as a risk arbitrage trader.



Steven V. Tan, born 1976, joined WCM as Senior Analyst in January 2012. Formerly, he was Vice President at Avenue Capital where he was a senior analyst in the Event Driven Group and later in the High Yield and Distressed Group. After graduating from college, he was a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his MBA from the Harvard Business School. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.



Benjamin E. Kunofsky, born 1986, joined WCM as Assistant Trader in 2010. Ben graduated from Middlebury College completing his B.A. in Mathematics and Religion in 2009.

Business and Operations Management



Bruce J. Rubin, born 1959, joined WCM as Chief Operating Officer in 2010. Bruce had previously spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce practiced law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including President and CEO of PaineWebber Properties and CAO at Lightyear Capital, a private equity fund. He became the Chief Compliance Officer for Westchester Capital Management, LLC and affiliate Green & Smith Investment Management L.L.C. as of July 2010.



Jody Harris-Stern, born 1975, joined WCM as Director of Business Development in 2010. Jody was formerly Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her financial career at Zweig Advisors and held a number of positions within the firm. She spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations.



Jennifer A. Coppola, born 1980, joined WCM as Assistant Controller in 2011. She was formerly an Audit Manager at Ernst & Young's New York FSO Assurance practice serving asset management clients including hedge funds, private equity funds, fund of funds, and management companies. She graduated from Pace University with both a BBA and MBA in Accounting. Jennifer is also a certified public accountant licensed in New York State.



Jane Perl, Stacey Fornabaio, Robin Grosso and Laura Morgan comprise our middle office and operational staff. Jane has been with Westchester Capital Management since 1988, Stacey since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

Contact Details

Director of Business Development	
Name:	Jody Harris-Stern
Address:	WESTCHESTER CAPITAL MANAGEMENT, LLC Green & Smith Investment Management L.L.C. 100 Summit Lake Drive Valhalla, NY 10595
Phone:	914 741 - 5600
Fax:	914 741 - 2950
Email:	Jharris-stern@mergerfund.com
Website:	www.mergerfund.com

Important Disclosures

- The information contained herein does not constitute an offer or solicitation for the purchase or sale of The Merger Fund VL shares. The Merger Fund VL's shares are not offered directly to the general public. The Merger Fund VL's shares are offered only to certain insurance-company account holders. An offer to purchase The Merger Fund VL's shares is made by means of the Prospectus, which should be carefully reviewed before any shares are purchased.

- This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.

- Investing in financial markets involves a substantial degree of risk. There can be no assurance that the investment objective described herein will be achieved. Investment losses may occur and investors could lose some or all of their investment. Nothing herein is intended to imply that an investment in the Fund or the Fund's investment strategies may be considered "conservative," "safe" or "risk-free". No regulatory authority has passed upon or endorsed this presentation or the merits of an investment in the Fund.

- Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.

- Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund ® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

- Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

- Definitions: **S&P 500** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. You cannot invest directly in an index. The **Barclays Capital Aggregate Bond Index** is a market capitalization-weighted index includes Treasury securities, Government agency bonds, Mortgage-backed bonds, Corporate bonds, and a small amount of foreign bonds traded in U.S; **Correlation** is calculated using R-Squared; a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with a low R-squared doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.